Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

MICROSOFT CORPORATION,

ANCHORAGE MERGER SUB INC.

and

ACTIVISION BLIZZARD, INC.

Dated as of January 18, 2022

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TABLE OF CONTENTS

(Continued)

Page

3.17	Tax Matters	41
3.18	Employee Plans	44
3.19	Labor and Employment Matters	47
3.20	Permits	48
3.21	Compliance with Laws	48
3.22	Anti-Money Laundering Laws	50
3.23	Legal Proceedings; Orders	50
3.24	Insurance	50
3.25	Related Person Transactions	51
3.26	Brokers	51
3.27	Exclusivity of Representations and Warranties	51

Article IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		52

4.1	Organization; Good Standing	52
4.2	Corporate Power; Enforceability	53
4.3	Non-Contravention	54
4.4	Requisite Governmental Approvals	54
4.5	Legal Proceedings; Orders	54
4.6	Ownership of Company Common Stock	54
4.7	Brokers	54
4.8	No Parent Vote or Approval Required	55
4.9	Sufficient Funds	55
4.10	Exclusivity of Representations and Warranties	55

Article V INTERIM OPERATIONS OF THE COMPANY		56

5.1	Affirmative Obligations	56
5.2	Forbearance Covenants	56
5.3	No Solicitation	60
5.4	No Control of the Company’s Business	65

Article VI ADDITIONAL COVENANTS		65

6.1	Required Action and Forbearance; Efforts	65
6.2	Regulatory Approvals	66
6.3	Proxy Statement	67
6.4	Company Stockholder Meeting	69
6.5	Anti-Takeover Laws	70
6.6	Access	70
6.7	Section 16(b) Exemption	71
6.8	Directors’ and Officers’ Exculpation, Indemnification and Insurance	71
6.9	Employee Matters	74
6.10	Obligations of Merger Sub	76
6.11	Notification of Certain Matters	76
6.12	Public Statements and Disclosure	77
6.13	Specified and Transaction Litigation	77

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TABLE OF CONTENTS

(Continued)

Page

6.14	Stock Exchange Delisting; Deregistration	78
6.15	Additional Agreements	78
6.16	Senior Notes; Credit Facility	78
6.17	Parent Vote; Merger Sub	80
6.18	Tax Matters	80

Article VII CONDITIONS TO THE MERGER		81

7.1	Conditions to Each Party’s Obligations to Effect the Merger	81
7.2	Conditions to the Obligations of Parent and Merger Sub	81
7.3	Conditions to the Company’s Obligations to Effect the Merger	83

Article VIII TERMINATION, AMENDMENT AND WAIVER		83

8.1	Termination	83
8.2	Manner and Notice of Termination; Effect of Termination	85
8.3	Fees and Expenses	86
8.4	Amendment	87
8.5	Extension; Waiver	88

Article IX GENERAL PROVISIONS		88

9.1	Survival of Representations, Warranties and Covenants	88
9.2	Notices	88
9.3	Assignment	89
9.4	Confidentiality	90
9.5	Entire Agreement	90
9.6	Third-Party Beneficiaries	90
9.7	Severability	90
9.8	Remedies	90
9.9	Governing Law	91
9.10	Consent to Jurisdiction	91
9.11	WAIVER OF JURY TRIAL	92
9.12	Counterparts	92
9.13	No Limitation	92

Exhibit A – Fourth Amended and Restated Certificate of Incorporation of the Surviving Corporation

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of January 18, 2022, by and among Microsoft Corporation, a Washington corporation (“Parent”), Anchorage Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Activision Blizzard, Inc., a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the meanings given to them in Article I.

RECITALS

A.            The Company Board has (i) determined that it is in the best interests of the Company and its stockholders to enter into this Agreement providing for the merger of Merger Sub with and into the Company (collectively with the other transactions contemplated by this Agreement, the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein and declared this Agreement advisable; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company; and (iv) resolved to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement in accordance with the DGCL.

B.            The boards of directors of each of Parent and Merger Sub have approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein and the board of directors of Merger Sub has declared this Agreement advisable, directed that the adoption of this Agreement be submitted to a vote of Parent in its capacity as Merger Sub’s sole stockholder and resolved to recommend that Parent vote in favor of the adoption of this Agreement in accordance with the DGCL.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

Article I
DEFINITIONS & INTERPRETATIONS

1.1            Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a)  “Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receives non-public information of or with respect to the Company to keep such information confidential (it being understood that such agreement need not contain provisions that would prohibit the making of any Acquisition Proposal) and with other terms that are no less restrictive in the aggregate to such counterparty (and any of its Affiliates and representatives named therein) than the terms of the Confidentiality Agreement.

(b)  “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Merger Sub) relating to an Acquisition Transaction.

(c)  “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i)            any direct or indirect purchase or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons, whether from the Company or any other Person(s), of securities representing more than 15% of the total outstanding voting power of the Company after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” of Persons that, if consummated in accordance with its terms, would result in such Person or “group” of Persons beneficially owning more than 15% of the total outstanding voting power of the Company after giving effect to the consummation of such tender or exchange offer;

(ii)            any direct or indirect purchase (including by way of a merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction), license or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons of assets (including equity securities of any Subsidiary of the Company) constituting or accounting for more than 15% of the revenue, net income or consolidated assets of the Company and its Subsidiaries, taken as a whole; or

(iii)          any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company (or any of its Subsidiaries whose business accounts for more than 15% of the revenue, net income or consolidated assets of the Company and its Subsidiaries, taken as a whole) in which the stockholders of the Company (or such Subsidiary) prior to such transaction will not own at least 85%, directly or indirectly, of the surviving company.

(d)  “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

(e)   “Anti-Money Laundering Laws” means all applicable statutes, laws, rules, regulations or other requirements concerning anti-money laundering, proceeds of crime, combatting terrorism financing, and related financial recordkeeping and reporting, money transmission, money service businesses, casinos, and other regulated financial institutions of all jurisdictions where the Company or any of its Subsidiaries conduct business.

(f)  “Antitrust Law” means collectively the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

(g)  “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2020, set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2020.

(h)  “Business Day” means each day that is not a Saturday, Sunday or other day on which banks in the City of New York, New York are authorized or required by applicable Law to be closed.

(i)  “Chosen Courts” means the Court of Chancery of the State of Delaware or, to the extent that the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, any state or federal court in the State of Delaware.

(j)  “Code” means the Internal Revenue Code of 1986, as amended.

(k)  “Company Board” means the Board of Directors of the Company.

(l)  “Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

(m)  “Company Common Stock” means the common stock, par value $0.000001 per share, of the Company.

(n)  “Company Intellectual Property” means any Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

(o)   “Company Material Adverse Effect” means any change, event, violation, inaccuracy, effect or circumstance (each, an “Effect”) that, individually or taken together with all other Effects that exist or have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, (a) has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) would, or would reasonably be expected to, prevent or delay past the Termination Date the ability of the Company to consummate the transactions contemplated by this Agreement; provided that, in the case of clause (a) only, none of the following (by itself or when aggregated), to the extent occurring after the date of this Agreement, will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur:

(i)            changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally;

(ii)           changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (A) changes in interest rates or credit ratings in the United States or any other country; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii)          any Effect generally affecting the industries in which the Company and its Subsidiaries conduct business;

(iv)          changes in regulatory, legislative or political conditions in the United States or any other country or region in the world;

(v)           any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism or military actions) in the United States or any other country or region in the world;

(vi)          earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other similar force majeure events in the United States or any other country or region in the world;

(vii)         any epidemics, pandemics or contagious disease outbreaks (including COVID-19) and any political or social conditions, including civil unrest, protests and public demonstrations or any other COVID-19 Measures that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such COVID-19 Measures, directive, pronouncement or guideline or interpretation thereof, or any material worsening of such conditions threatened or existing as of the date of this Agreement, in the United States or any other country or region in the world;

(viii)        the public announcement or pendency of this Agreement or the Merger, it being understood that the exceptions in this clause (viii) will not apply with respect to references to Company Material Adverse Effect of the representations and warranties contained in Section 3.5 (and in Section 7.2(a) and Section 8.1(e) to the extent related to such portions of such representations and warranties);

(ix)          any action taken or refrained from being taken, in each case, which Parent has expressly approved, consented to or requested in writing following the date of this Agreement or which is required by the terms of this Agreement;

(x)           changes or proposed changes in GAAP or other accounting standards or Law (or the enforcement or interpretation of any of the foregoing);

(xi)          changes in the price or trading volume of the Company Common Stock or Indebtedness of the Company and its Subsidiaries, in and of itself (it being understood that any cause of such change may, subject to the other provisions of this definition, be deemed to constitute a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xii)         any failure, in and of itself, by the Company and its Subsidiaries to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may, subject to the other provisions of this definition, be deemed to constitute a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xiii)        any Transaction Litigation; and

(xiv)        any of the matters set forth in Section 1.1(o)(xiv) of the Company Disclosure Letter;

provided further, that with respect to clauses (i) through (vii) and (x) of this definition, such Effects shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur, in each case, to the extent that such Effect has had a disproportionate adverse effect on the Company and its Subsidiaries relative to other companies operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact of such Effect may be taken into account in determining whether there has occurred a Company Material Adverse Effect.

(p)  “Company Options” means any outstanding options to purchase shares of Company Common Stock granted pursuant to any of the Company Stock Plans.

(q)  “Company Preferred Stock” means the preferred stock, par value $0.000001 per share, of the Company.

(r)  “Company Products” means any products, content and services of the Company or its Subsidiaries.

(s)   “Company Stock-Based Award” means each outstanding right of any kind, contingent or accrued, to receive or retain shares of Company Common Stock or receive a cash payment equal to or based on, in whole or in part, the value of Company Common Stock, in each case, granted pursuant to any of the Company Stock Plans (including performance shares, performance-based units, market stock units, restricted stock, restricted stock units, phantom units, deferred stock units and dividend equivalents), other than Company Options.

(t)  “Company Stock Plans” means (i) the compensatory equity plans set forth in Section 1.1(t) of the Company Disclosure Letter and (ii) any other compensatory equity plans or Contracts of the Company, including option plans or Contracts assumed by the Company pursuant to a merger, acquisition or other similar transaction.

(u)  “Company Stockholders” means the holders of shares of Company Common Stock.

(v)  “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time, but only for so long as such individual is so employed.

(w)  “Contract” means any written contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or other binding agreement.

(x)  “COVID-19” means SARS-Co V-2, SARS-Co V-2 variants or COVID-19.

(y)  “COVID-19 Measures” means quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar laws, directives, restrictions, guidelines, responses or recommendations of or promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, or other reasonable actions taken, in each case, in connection with or in response to COVID-19 and any evolutions, variants or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

(z)  “Credit Facility” means the revolving credit facility commitments extended to the Company pursuant to the terms and conditions of the Credit Facility Agreement.

(aa)          “Credit Facility Agreement” means the Credit Agreement, dated as of October 11, 2013, among the Company, the guarantors party thereto, Bank of America, N.A., as administrative agent, and the other parties thereto, as amended by the First Amendment, dated as of November 2, 2015, the Second Amendment, dated as of November 13, 2015, the Third Amendment, dated as of December 14, 2015, the Fourth Amendment, dated as of March 31, 2016, the Fifth Amendment, dated as of August 23, 2016, the Sixth Amendment, dated as of February 3, 2017, and the Seventh Amendment, dated as of August 24, 2018.

(bb)          “DOJ” means the United States Department of Justice or any successor thereto.

(cc)           “Environmental Law” means any Law relating to pollution, the protection of the environment (including ambient air, surface water, groundwater or land) or exposure of any Person with respect to Hazardous Substances or otherwise relating to the production, use, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Substances, or the investigation, clean-up or remediation thereof.

(dd)        “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

(ee)         “Exchange Act” means the Securities Exchange Act of 1934.

(ff)          “Exchange Ratio” means a fraction (i) the numerator of which is the Merger Consideration and (ii) the denominator of which is the Parent Stock Price, rounded to four decimal places (with amounts 0.00005 and above rounded up).

(gg)        “Foreign Investment Law” means any applicable Laws, including any state, national or multi-jurisdictional Laws, that are designed or intended to prohibit, restrict or regulate actions by foreigners to acquire interests in or control over domestic equities, securities, entities, assets, land or interests.

(hh)        “FTC” means the United States Federal Trade Commission or any successor thereto.

(ii)           “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(jj)           “Government Official” means any officer or employee of a government or any department, agency or instrumentality thereof, or of a public international organization, or any person acting in an official capacity or on behalf of any such government, department, agency or instrumentality or for, or on behalf of, such public international organization, including but not limited to directors, officers, managers, employees and other agents of any enterprise owned directly or indirectly by a government or public international organization.

(kk)         “Governmental Authority” means any government, governmental or regulatory (including any stock exchange or other self-regulatory organization) entity or body, department, commission, board, agency or instrumentality, and any court, tribunal, arbitrator or judicial body, in each case whether federal, state, county or provincial, and whether local or foreign.

(ll)           “Hazardous Substance” means any substance, material or waste that is characterized or regulated by a Governmental Authority pursuant to any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or “radioactive,” including petroleum and petroleum products, polychlorinated biphenyls and friable asbestos.

(mm)       “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(nn)        “Indebtedness” means any of the following liabilities or obligations: (i) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith); (ii) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (in each case whether or not drawn, contingent or otherwise); (iv) liabilities related to the deferred purchase price of property or services other than those trade payables incurred in the ordinary course of business; (v) liabilities arising from cash/book overdrafts; (vi) liabilities pursuant to capitalized leases; (vii) liabilities pursuant to conditional sale or other title retention agreements; (viii) liabilities with respect to vendor advances or any other advances; (ix) liabilities arising out of interest rate and currency derivative arrangements, forward contracts and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (x) deferred purchase price liabilities related to past acquisitions; (xi) liabilities with respect to deferred compensation for services; (xii) liabilities arising in connection with earnouts, holdbacks, purchase price adjustments or other contingent payment obligations; (xiii) liabilities under sale-and-leaseback transactions, agreements to repurchase securities sold and other similar financing transactions; (xiv) liabilities arising from any breach of any of the foregoing; and (xv) indebtedness of the type referred to in clauses (i) through (xiv) of others guaranteed by the Company or any of its Subsidiaries or secured by any Lien.

(oo)        “Industry Standards” means all industry and self-regulatory organization standards, to the extent applicable to the Company or its Subsidiaries, including, to the extent applicable to the Company or its Subsidiaries, standards of the Entertainment Software Ratings Board, the International Game Developers Association, Games Rating Authority and Video Standards Council.

(pp)        “Intellectual Property” means all worldwide intellectual property rights, including all: (i) patents, trade secrets, know-how, confidential data, algorithms, inventions, methods and processes; (ii) copyrights (including copyrights in IT Assets) and database rights; (iii) moral rights, rights of publicity, “name and likeness” and similar rights; (iv) trademarks, service marks, corporate, trade and d/b/a names, logos, trade dress, domain names, social and mobile media identifiers and other source indicators, and all goodwill and all common law rights related thereto (“Marks”); and (v) registrations, applications, renewals, divisions, continuations, continuations-in-part, re-issues, re-examinations, foreign counterparts and equivalents of any of the foregoing.

(qq)        “Intervening Event” means any positive change, effect, development, circumstance, condition, event or occurrence that (i) materially improves the business, assets or operations of the Company, (ii) as of the date of this Agreement was not known to the Company Board, or the consequences of which (based on facts known to the members of the Company Board as of the date of this Agreement) were not reasonably foreseeable as of the date of this Agreement, and (iii) is not related to an Acquisition Proposal.

(rr)          “IRS” means the United States Internal Revenue Service or any successor thereto.

(ss)         “IT Assets” means all hardware, firmware, middleware, software, databases, websites, applications, code, systems, networks and other computer, communication and information technology assets and equipment, including any of the foregoing incorporated into or used to support, host or service Company Products.

(tt)          “Knowledge” of a Person, with respect to any matter in question, means (i) with respect to the Company, the actual knowledge of the individuals set forth on Section 1.1(tt) of the Company Disclosure Letter; and (ii) with respect to Parent, the actual knowledge of the individuals set forth on Section 1.1(tt) of the Parent Disclosure Letter, in each case after reasonable inquiry of those employees who would reasonably be expected to have actual knowledge of the matter in question.

(uu)        “Law” means any federal, state, local, municipal, foreign, multi-national or other law, statute, constitution, ordinance, code, decree, order (including any executive order), directive, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any order or decision of an applicable arbitrator or arbitration panel.

(vv)        “Legal Proceeding” means any claim, action, charge, lawsuit, litigation, hearing, investigation, inquiry, or other similarly formal legal proceeding, in each case, brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

(ww)       “Lien” means any lien, encumbrance, pledge, security interest, claim and defect, covenant, imperfection, mortgage, deed of trust, hypothecation, encroachment, easement, use restriction, right-of-way, charge, adverse ownership interest, attachment, option or other right to acquire an interest, right of first refusal or conditional sale or similar restriction on transfer of title or voting and other restriction of title.

(xx)          “Material Contract” means any of the following Contracts (but excluding Employee Plans):

(i)            any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) with respect to the Company and its Subsidiaries, taken as whole;

(ii)           material Contracts to which the Company or any of its Subsidiaries grants or is granted a license to use (or grants, is granted or shares rights or interests in or to use) any Intellectual Property, content, characters, features, data (excluding Personal Data) or IT Assets, including the following Contracts, to the extent they are material Contracts: (A) in-bound and out-bound licenses, royalty, consent, release, ownership, exclusivity, publishing, distribution, development, research and source code escrow agreements; (B) purchase options, rights of first refusal or negotiation, most favored nation, best price, price or content parity granted by the Company or any of its Subsidiaries; (C) hosting, support, maintenance, development, security and testing agreements; (D) sales and distribution agreements; (E) Contracts pursuant to which the Company or any of its Subsidiaries shares or makes available data (excluding Personal Data) generated in connection with usage of Company Products; and (F) non-disclosure and/or invention assignment agreements (for which only representative forms must be disclosed herein), in each case, other than (w) agreements for distribution of Company Products that would not be prohibited by Section 5.2(t) if entered into after the date hereof; (x) licenses granted by the Company or its Subsidiaries in the ordinary course of business or in connection with the provision or sale of any Company Products, in each case, consistent with past practice; (y) non-exclusive licenses of commercially available software or other technology granted to the Company or its Subsidiaries; or (z) any licenses to software and materials licensed as open-source, public-source or freeware;

(iii)          any Contract containing any covenant (A) materially limiting the right of the Company or any of its Subsidiaries or their respective Affiliates to engage in any line of business or to compete with any Person in any line of business or in any geographic area that is material to the Company; (B) prohibiting the Company or any of its Subsidiaries from engaging in any material business with any Person or levying a material fine, charge or other payment for doing so; or (C) granting any material “most favored nation” status or similar pricing rights, granting exclusive material sales, distribution, marketing, streaming or other exclusive rights for a material period of time or granting material rights of first offer or rights of first refusal for a material period of time, in the case of each of clauses (A) through (C), other than any such Contracts that (x) are not material to the Company and its Subsidiaries, taken as a whole or (y) may be cancelled without liability to the Company or its Subsidiaries upon notice of thirty (30) days or less;

(iv)          any Contract (A) relating to the disposition or acquisition of more than $35,000,000 of assets by the Company or any of its Subsidiaries after the date of this Agreement other than in the ordinary course of business; (B) pursuant to which the Company or any of its Subsidiaries will acquire any ownership interest of more than $35,000,000 in any other Person or other business enterprise other than any Subsidiary of the Company; or (C) that is an agreement with respect to any acquisition or divestiture of more than $35,000,000 pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn-out” or other contingent payment obligations;

(v)           any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to Indebtedness, in each case in excess of $25,000,000, other than (A) accounts receivables and payables in the ordinary course of business; (B) loans to wholly owned Subsidiaries of the Company in the ordinary course of business; and (C) extensions of credit to customers in the ordinary course of business;

(vi)          any Lease or Sublease set forth in Section 3.14(b) or Section 3.14(c) of the Company Disclosure Letter;

(vii)         any Contract providing for indemnification of any officer, director or employee by the Company or any of its Subsidiaries;

(viii)        any Contract that involves a material joint venture, joint development agreement (of Intellectual Property or otherwise), collaboration agreement, strategic alliance or strategic partnership, limited liability company, partnership or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any of the foregoing;

(ix)           any Contract containing any support, maintenance or service obligation on the part of the Company or any of its Subsidiaries that represents revenue in excess of $25,000,000 on an annual basis, other than those Contracts that may be cancelled without liability to the Company or any of its Subsidiaries upon notice of ninety (90) days or less;

(x)            any Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock of the Company or any Subsidiary of the Company, prohibits the issuance of guarantees by the Company or any Subsidiary of the Company or grants any rights of first refusal or rights of first offer or similar rights or that limits or proposes to limit the ability of the Company or any of its Subsidiaries or Affiliates to sell, transfer, pledge or otherwise dispose of any assets or businesses in excess of $50,000,000;

(xi)           any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets, in each case with a value in excess of $35,000,000;

(xii)          any Contract that (A) is with a Significant Vendor or (B) resulted in payments by the Company or its Subsidiaries of more than $35,000,000 during the 12 months ended December 31, 2021 or is reasonably likely to result in payments by the Company or its Subsidiaries of more than $35,000,000 during the 12 months ending December 31, 2022;

(xiii)         any Contract that (A) is with a Significant Customer or (B) resulted in payments to the Company or its Subsidiaries of more than $25,000,000 during the 12 months ended December 31, 2021 or is reasonably likely to result in payments to the Company or its Subsidiaries of more than $25,000,000 during the 12 months ending December 31, 2022; and

(xiv)         any Contract that is an agreement that is material to the Company and its Subsidiaries, taken as a whole, with any Governmental Authority.

(yy)        “Merger Consideration” means $95.00 in cash, without interest.

(zz)          “NASDAQ” means The Nasdaq Stock Market.

(aaa)       “Open Source License” means any license for open source, public source or freeware software that is considered an open source software license by the Open Source Initiative or a free software license by the Free Software Foundation, including any version of the GNU General Public License, GNU Lesser/Library General Public License, Affero General Public License, Apache Software License, Mozilla Public License, BSD License, MIT License and Common Public License.

(bbb)      “Owned Company Shares” means the Cancelled Owned Company Shares and the Specified Owned Company Shares, collectively.

(ccc)       “Parent Common Stock” means the common stock, par value $0.00000625 per share, of Parent.

(ddd)      “Parent Material Adverse Effect” means any Effect that would, or would reasonably be expected to, prevent or materially impede or materially delay, or prevents or materially impedes or materially delays, the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated by this Agreement.

(eee)       “Parent Stock Plan” means Parent’s 2001 Stock Plan, as amended and restated.

(fff)         “Parent Stock Price” means an amount equal to the volume weighted average price per share rounded to four decimal places (with amounts 0.00005 and above rounded up) of Parent Common Stock on NASDAQ (as reported by Bloomberg L.P. or another authoritative source mutually selected by Parent and the Company) for the five consecutive trading days ending with the last trading day ending immediately prior to the Closing Date.

(ggg)      “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other similar liens or security interests that are not yet due or that are being contested in good faith and by appropriate proceedings; (iii) third Person leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions) entered into in the ordinary course of business; (iv) pledges or deposits to secure obligations pursuant to workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vi) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type), in each case that do not, and are not reasonably likely to, adversely affect in any material respect the current use or occupancy of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (vii) zoning, building and other similar codes or restrictions which are not violated in any material respect by the current use or occupancy of the real property subject thereto; (viii) liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Reports filed as of the date of this Agreement; (ix) licenses to Company Intellectual Property entered into in the ordinary course of business consistent with past practice; (x) any other liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business, and that would not, individually or in the aggregate, have a Company Material Adverse Effect; and (xi) statutory, common law or contractual liens of landlords under Leases or liens against the fee interests of the landlord or owner of any Leased Real Property.

(hhh)      “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(iii)          “Personal Data” means all information that identifies, is capable of identifying (directly or indirectly, either alone or in combination with other data) or otherwise relates to an individual person or household, personal or personally identifiable data or information, including personal data (or the equivalent) as defined in any applicable Law.

(jjj)          “Privacy Laws” means all U.S., state and foreign Laws relating to Personal Data, including the European Union’s General Data Protection Regulation and ePrivacy Directive, the UK General Data Protection Regulation, the California Consumer Privacy Act, the Illinois Biometric Information Privacy Act, the Children’s Online Privacy Protection Act, the Personal Information Protection and Electronic Documents Act 2000, the UK Data Protection Act of 2018, and any other Laws governing the privacy, security, integrity, accuracy, Processing or other protection of Personal Data.

(kkk)       “Privacy Policies” means all (i) policies, representations, and statements relating to Personal Data and/or the Processing thereof, including those posted or made publicly available or provided to end users, employees or business partners in any media by the Company or its Subsidiaries and (ii) Industry Standards governing Personal Data or cybersecurity.

(lll)          “Process” or “Processing” means, with respect to data (including Personal Data), the use, collection, creation, receipt, processing, aggregation, storage, maintenance, adaption, alteration, transfer, transmission, disclosure, dissemination, combination, erasure, destruction, de-identification, pseudonymizing or anonymizing of such data, any other operation or set of operations that is performed on data or on sets of data, in each case, whether or not by automated means, and any other form of processing, including as defined by or under any applicable Law.

(mmm)    “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(nnn)      “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(ooo)      “Securities Act” means the Securities Act of 1933.

(ppp)      “Senior Notes” means the (i) 3.400% senior notes due September 15, 2026 issued pursuant to the Indenture, dated as of September 19, 2016, by and among the Company, the Trustee, and the guarantors party thereto (the “Indenture”), (ii) 3.400% senior notes due June 15, 2027 issued pursuant to the Base Indenture, dated as of May 26, 2017, between the Company and the Trustee (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of May 26, 2017, between the Company and the Trustee (together with the Base Indenture, the “First Supplemental Indenture”), (iii) 1.350% senior notes due September 15, 2030 issued pursuant to the Base Indenture, as supplemented by the Second Supplemental Indenture, dated as of August 10, 2020, between the Company and the Trustee (together with the Base Indenture, the “Second Supplemental Indenture”), (iv) 4.500% senior notes due June 15, 2047 issued pursuant to the First Supplemental Indenture and (v) 2.500% senior notes due September 15, 2050 issued pursuant to the Second Supplemental Indenture.

(qqq)      “Significant Customer” means each of the 10 largest customers to the Company and its Subsidiaries (or groups of related customers) by accounts receivable, taken as a whole, at December 31, 2021, which customers are set forth on Section 1.1(qqq) of the Company Disclosure Letter.

(rrr)         “Significant Vendor” means (i) each of the 10 largest suppliers, vendors, content partners or service providers to the Company and its Subsidiaries (or groups of related vendors or suppliers) by payments on invoices, taken as a whole, during the 12-month period ended on December 31, 2021, which vendors are set forth on Section 1.1(rrr) of the Company Disclosure Letter; and (ii) any other material vendors or suppliers of the Company with material agreements with the Company who are data center, data processing, cloud or hosting vendors.

(sss)       “Specified Litigation” means any of the matters set forth on Section 1.1(sss) of the Company Disclosure Letter.

(ttt)         “Specified OSS License” means an Open Source License that (i) requires that source code be licensed, distributed, released, conveyed or made available if such software (or any software incorporating, derived from, linking to or with the same) is licensed, distributed, modified, released, conveyed or otherwise made available or accessible to any third party (“Distributed”); (ii) requires that the right to make derivative works of such software be granted to any licensee of such software if any such software is Distributed to other Persons; (iii) requires that the software be Distributed to any licensee if it is Distributed to other Persons and that each licensee further Distribute such software on the same license terms if it is Distributed and/or (iv) expressly grants a patent license, covenant not to sue or non-assertion covenant of such license if any software governed by such license is Distributed to other Persons.

(uuu)      “Specified Owned Company Shares” means all shares of Company Common stock held by the Specified Subsidiary as of immediately prior to the Effective Time.

(vvv)      “Specified Subsidiary” means Amber Holding Subsidiary Co., a Delaware corporation and a wholly owned Subsidiary of the Company.

(www)    “Subsidiary” of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company; or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership or the power to direct the policies, management and affairs thereof (including by contract). Notwithstanding the foregoing, the entities set forth on Section 1.1(www) of the Company Disclosure Letter (each, a “Specified JV Entity” and together, the “Specified JV Entities”) shall not be deemed to be Subsidiaries of the Company, except that with respect to the definition of Company Material Adverse Effect, representations and warranties set forth in 3.5(a), 3.5(c), 3.6, 3.8, 3.20, 3.21, 3.22, and 3.23 and the covenants set forth in Section 5.2, the term “Subsidiary” in such definition, representations and warranties and covenants shall be deemed to include the Specified JV Entities; provided, that such representations and warranties shall be deemed to be made to the Knowledge of the Company insofar as they relate to any Specified JV Entity.

(xxx)        “Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction that the Company Board has determined in good faith (after consultation with the Company’s financial advisor and outside legal counsel) is on terms that would be more favorable, from a financial point of view, to the Company Stockholders (in their capacity as such) than the Merger (taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination and after taking into account those factors and matters deemed relevant in good faith by the Company Board, including the identity of the Person making the proposal, the conditionality of such proposal, the likelihood of consummation in accordance with the terms of such proposal, and the legal, financial (including the financing terms), regulatory, timing and other aspects of such proposal). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(yyy)      “Tax Contest” means any inquiry, audit, examination, hearing, trial, appeal, or other administrative or judicial proceeding with respect to any Taxes or Tax Returns of Company.

(zzz)        “Tax Group” means any “affiliated group” of corporations within the meaning of Section 1504 of the Code (or any similar affiliated, combined, consolidated, or unitary group or arrangement for group relief for state, local, or foreign Tax purposes).

(aaaa)     “Taxes” means any United States federal, state, local and non-United States taxes, charges, fees, levies, imposts, duties, and other similar assessments or charges of any kind whatsoever, imposed by any Governmental Authority in the nature of a tax, including gross receipts, income, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise and property taxes, assessments and any similar government charges and impositions of any kind, together with all interest, penalties and additions imposed with respect to such amounts.

(bbbb)    “Transaction Litigation” means any Legal Proceeding against the Company or any of its Subsidiaries or Affiliates or directors or otherwise relating to, involving or affecting the Company or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated by this Agreement, including any Legal Proceeding alleging or asserting any misrepresentation or omission in the Proxy Statement.

(cccc)     “Trustee” means Wells Fargo Bank, National Association, as trustee under the Indenture, the Base Indenture, the First Supplemental Indenture or the Second Supplemental Indenture, as applicable.

(dddd)    “WARN” means the United States Worker Adjustment and Retraining Notification Act and any similar U.S. state or U.S. local Law.

1.2           Additional Definitions. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Agreement	Preamble
Alternative Acquisition Agreement	5.3(a)
Assumed Company Option	2.8(c)(i)
Assumed Company Stock-Based Award	2.8(c)(ii)
Base Indenture	1.1(ppp)
Book-Entry Shares	2.9(b)
Burdensome Condition	6.2(b)
Bylaws	3.1
Cancelled Owned Company Shares	2.7(a)(ii)
Capitalization Date	3.7(a)
Certificate of Merger	2.2
Certificates	2.9(b)
Charter	3.1
Closing	2.3
Closing Date	2.3
Collective Bargaining Agreement	3.19(a)
Company	Preamble
Company Board Recommendation	3.3(a)
Company Board Recommendation Change	5.3(c)(i)
Company Disclosure Letter	1.4(a)
Company Employee	3.18(i)
Company Plans	6.9(b)
Company Recent SEC Reports	Article III
Company SEC Reports	3.9
Company Securities	3.7(d)
Company Stockholder Meeting	6.4(a)
Company Termination Fee	8.3(b)(i)
Comparable Plans	6.9(b)
Confidentiality Agreement	9.4
Consent	3.6
D&O Insurance	6.8(c)
DGCL	Recitals

Term	Section Reference
Dissenting Company Shares	2.7(b)(i)
Effect	1.1(o)
Effective Time	2.2
Electronic Delivery	9.12
Employee Plans	3.18(a)
ERISA Affiliate	3.18(a)
Exchange Fund	2.9(a)
FinCEN	3.21(d)
First Supplemental Indenture	1.1(ooo)
Indemnified Persons	6.8(a)
Indenture	1.1(ppp)
Initial Termination Date	8.1(c)
Injunction	8.1(b)
International Employee Plan	3.18(a)
Lease	3.14(b)
Leased Real Property	3.14(b)
Maximum Annual Premium	6.8(c)
Merger	Recitals
Merger Sub	Preamble
New Plans	6.9(c)
Notice Period	5.3(d)(ii)(3)
OFAC	3.21(c)
Old Plans	6.9(c)
Owned Real Property	3.14(a)
Parent	Preamble
Parent Disclosure Letter	1.4(b)
Parent Qualified Plan	6.9(d)
Parent Recent SEC Reports	Article IV
Parent Termination Fee	8.3(c)(i)
Party	Preamble
Paying Agent	2.9(a)
Payoff Letter	6.16(d)
Permits	3.20
Proxy Statement	6.3(a)
Representatives	5.3(a)
Repurchase Transaction	6.16(c)
Repurchase Transaction Notice	6.16(c)
Requisite Stockholder Approval	3.4
Revolving Credit Facility Termination	6.16(d)
Sanctioned Countries	3.21(c)
Sanctioned Person	3.21(c)
Sanctions	3.21(c)
Second Supplemental Indenture	1.1(ppp)

Term	Section Reference
Sublease	3.14(c)
Surrendered Company Stock-Based Award	2.8(a)
Surviving Corporation	2.1
Tax Returns	3.17(a)(i)
Termination Date	8.1(c)

1.3            Certain Interpretations.

(a) When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b) When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c) Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f) The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g) When reference is made to any party to this Agreement or any other agreement or document, such reference includes such party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h) Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such entity.

(i) A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time.

(j) Except as otherwise provided herein, all accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP.

(k) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(l) References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(m) The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1).

(n) The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and therefore waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(o) No summary of this Agreement or any Exhibit, Schedule or other document delivered herewith prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit or Schedule.

(p) The information contained in this Agreement and in the Company Disclosure Letter and the Parent Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of contract; or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement.

(q) The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(r) Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been (i) continuously made accessible to Parent by 4:00 p.m., Pacific time, on the date of this Agreement by means of a virtual data room managed by the Company at www.datasite.com; or (ii) delivered or provided to Parent or its Affiliates or Representatives by 4:00 p.m., Pacific time, on the date of this Agreement.

1.4            Disclosure Letters.

(a)           The information set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”) will be disclosed under separate and appropriate Section and subsection references that correspond to the Sections and subsections of Article III and Article V to which such information relates. The information set forth in each Section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (ii) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

(b)           The information set forth in the disclosure letter delivered by Parent and Merger Sub to the Company on the date of this Agreement (the “Parent Disclosure Letter”) will be disclosed under separate and appropriate Section and subsection references that correspond to the Sections and subsections of Article IV to which such information relates. The information set forth in each Section or subsection of the Parent Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of Parent and Merger Sub that are set forth in the corresponding Section or subsection of this Agreement; and (ii) any other representations and warranties (or covenants, as applicable) of Parent and Merger Sub that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

Article II
THE MERGER

2.1            The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, on the Closing Date, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger and a Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2            The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company will cause the Merger to be consummated pursuant to the DGCL by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance with the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger in accordance with the DGCL, being referred to herein as the “Effective Time”).

2.3            The Closing. The consummation of the Merger will take place at a closing (the “Closing”) to occur at (a) 6:00 a.m., Pacific time by remote communication and by the exchange of signature pages by electronic transmission or, to the extent such exchange is not practicable or the Parties otherwise agree in writing, at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, NY 10017, on a date to be agreed upon by Parent, Merger Sub and the Company that is no later than the third Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

2.4            Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5            Certificate of Incorporation and Bylaws.

(a)           Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety in the form attached hereto as Exhibit A and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until, subject to Section 6.8(a), thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation.

(b)           Bylaws. The Parties will take all necessary actions so that at the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation (except that the title thereof shall read “Bylaws of Activision Blizzard, Inc.”) until, subject to Section 6.8(a), thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

2.6            Directors and Officers.

(a)  Directors. The Parties will take all necessary actions so that at the Effective Time, the initial directors of the Surviving Corporation will be the directors of Merger Sub as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(b)  Officers. The Parties will take all necessary actions so that at the Effective Time, the initial officers of the Surviving Corporation will be the officers of the Company as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed.

2.7            Effect on Capital Stock.

(a)  Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following will occur:

(i)              each share of common stock, par value $0.01 per share, of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and thereupon each certificate representing ownership of such shares of common stock of Merger Sub will thereafter represent ownership of shares of common stock of the Surviving Corporation;

(ii)             (A) each share of Company Common Stock that is (x) held by the Company as treasury stock (but excluding the Specified Owned Company Shares); (y) owned by Parent or Merger Sub; or (z) owned by any direct or indirect wholly owned Subsidiary of Parent or Merger Sub other than the Specified Subsidiary as of immediately prior to the Effective Time ((x), (y) and (z), collectively, the “Cancelled Owned Company Shares”) will be cancelled without any conversion thereof or consideration paid therefor; and (B) the Specified Owned Company Shares will remain outstanding and unaffected by the Merger; and

(iii)            each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Owned Company Shares and Dissenting Company Shares) will be cancelled and automatically converted into the right to receive the Merger Consideration.

(b)            Statutory Rights of Appraisal.

(i)              Notwithstanding anything to the contrary set forth in this Agreement, if required by the DGCL (but only to the extent required thereby), all shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time and held by Company Stockholders who have neither voted in favor of adoption of this Agreement nor consented thereto in writing and who have properly and validly exercised their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Merger Consideration pursuant to this Section 2.7 and instead will entitle the holders thereof to such rights as are granted to such holders by Section 262 of the DGCL. Each Dissenting Company Share held by a Company Stockholder who has failed to perfect or who has effectively withdrawn or lost his, her or its rights to appraisal of such Dissenting Company Share pursuant to Section 262 of the DGCL will thereupon be deemed to have been converted into, as of the Effective Time, the right to receive the Merger Consideration upon surrender of the Certificate or Book-Entry Share that formerly evidenced such share of Company Common Stock in the manner provided in Section 2.9.

(ii)             The Company shall give Parent (A) prompt notice and copies of any written demands for appraisal, withdrawals or attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to the Company Stockholders’ demands of appraisal and (B) the opportunity to direct all negotiations and Legal Proceedings with respect to any demand for appraisal under the DGCL, including any determination to make any payment to any holder of Dissenting Company Shares with respect to any of their Dissenting Company Shares under Section 262(h) of the DGCL prior to the entry of judgment in the Legal Proceedings with respect to any demand for appraisal. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisals, offer to settle or settle any such demands or approve any withdrawal of any such demands, or agree to do any of the foregoing.

2.8            Equity Awards.

(a)  Surrendered Company Options. Each Company Option that is outstanding as of immediately prior to the Effective Time and (i) is vested as of immediately prior to the Effective Time or (ii) will become vested by its terms without any action taken by the Company, the Company Board or a compensation committee of the Company Board upon the occurrence of the Effective Time (each, a “Surrendered Company Option”) will, as of the Effective Time, be cancelled and converted into the right to receive the Merger Consideration for each share of Company Common Stock that would have been issuable upon exercise of such Surrendered Company Option immediately prior to the Effective Time, less the applicable exercise price for each such share of Company Common Stock under such Surrendered Company Option and any applicable withholding Taxes in accordance with Section 2.12. For the avoidance of doubt, in the event that the exercise price per share under any Surrendered Company Option is equal to or greater than the Merger Consideration, such Surrendered Company Option shall be cancelled as of the Effective Time without payment therefor and shall have no further force or effect.

(b)  Surrendered Company Stock-Based Awards. Each Company Stock-Based Award that is outstanding as of immediately prior to the Effective Time and (i) is vested as of immediately prior to the Effective Time, (ii) that will become vested by its terms without any action taken by the Company, the Company Board or the compensation committee of the Company Board upon the occurrence of the Effective Time or (iii) that is granted to a non-employee member of the Company Board (each, a “Surrendered Company Stock-Based Award”), will, as of the Effective Time, be cancelled and converted into the right to receive the Merger Consideration with respect to each share of Company Common Stock subject to the Surrendered Company Stock-Based Award, less any applicable withholding Taxes in accordance with Section 2.12.

(c)            Assumed Company Awards.

(i)              Assumed Company Options. Each Company Option that is outstanding as of immediately prior to the Effective Time that is not a Surrendered Company Option and that has an exercise price per share of Company Common Stock that is less than the Merger Consideration (each, an “Assumed Company Option”) will, as of the Effective Time, be, as determined by Parent, (x) assumed by Parent and converted into a nonqualified stock option or (y) converted into a nonqualified stock option granted pursuant to the Parent Stock Plan (in each case, with the terms and conditions relating to vesting and exercisability to remain the same with respect to Company Options subject to time-based vesting, and with respect to Company Options subject to performance-based vesting converted into time-based vesting Assumed Company Options (determined based on target performance levels) that shall vest at the conclusion of the original performance period, it being understood that the transactions contemplated by this Agreement constitute a “change in control” for purposes of the Company Stock Plans and award agreements thereunder), in respect of a number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole share) of (i) the number of shares of Company Common Stock subject to such Assumed Company Option as of immediately prior to the Effective Time (determined based on target performance levels) multiplied by (ii) the Exchange Ratio, at an exercise price per share of Parent Common Stock equal to the quotient of (i) the exercise price of such Company Option, as applicable immediately before the Effective Time divided by (ii) the Exchange Ratio (rounded up to the nearest whole cent) and in all cases in a manner intended to comply with Section 409A of the Code. If the foregoing calculation results in an Assumed Company Option being exercisable for a fraction of a share of Parent Common Stock, then the number of shares of Parent Common Stock subject to such Assumed Company Option will be rounded down to the nearest whole number of shares. As a result of any such conversion provided for in clause (y) above, any such Assumed Company Options shall be subject to all of the terms and conditions of the Parent Stock Plan and grant agreements for the Assumed Company Options (rather than the terms and conditions of the Company Stock Plan and grant agreements under which the Assumed Company Options were originally issued), subject to the foregoing sentence of this Section 2.8(c)(i). Notwithstanding the foregoing, prior to the Closing Date, Parent may elect to treat some or all of the Company Options that would otherwise be Assumed Company Options that are scheduled to vest within 120 days following the Closing Date as vested Surrendered Company Options, which will be settled in accordance with Section 2.8(a), but the vesting of such Company Options will be fully accelerated prior to such treatment, except that the applicable settlement date may be delayed to the extent required by Section 409A of the Code. For the avoidance of doubt, in the event that the exercise price per share under any Company Option is equal to or greater than the Merger Consideration, such Company Option shall not become an Assumed Company Option and shall be cancelled as of the Effective Time without payment therefor and shall have no further force or effect.

(ii)             Assumed Company Stock-Based Awards. Each Company Stock-Based Award that is outstanding as of immediately prior to the Effective Time and is not a Surrendered Company Stock-Based Award (each, an “Assumed Company Stock-Based Award”), will, as of the Effective Time, be, as determined by Parent, (x) assumed by Parent and converted into a stock-based award or (y) converted into a stock-based award granted pursuant to the Parent Stock Plan (in each case, with the terms and conditions relating to vesting to remain the same with respect to Company Stock-Based Awards subject to time-based vesting, and with respect to Company Stock-Based Awards subject to performance-based vesting converted into time-based vesting Assumed Company Stock-Based Awards (determined based on target performance levels) that shall vest at the conclusion of the original performance period, it being understood that the transactions contemplated by this Agreement constitute a “change in control” for purposes of the Company Stock Plans and award agreements thereunder), in respect of a number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole share) of (i) the number of shares of Company Common Stock subject to such Assumed Company Stock-Based Award as of immediately prior to the Effective Time (determined based on target performance levels) multiplied by (ii) the Exchange Ratio. As a result of any such conversion provided for in clause (y) above, any such Assumed Company Stock-Based Awards shall be subject to all of the terms and conditions of the Parent Stock Plan and grant agreements for the Assumed Company Stock-Based Awards (rather than the terms and conditions of the Company Stock Plan and grant agreements under which the Assumed Company Stock-Based Awards were originally issued), subject to the foregoing sentence. Notwithstanding the foregoing, prior to the Closing Date, Parent may elect to treat some or all Company Stock-Based Awards that would otherwise be Assumed Company Stock-Based Awards as vested Surrendered Company Stock-Based Awards, which will be settled in accordance with Section 2.8(b), but the vesting of such Company Stock-Based Awards will be fully accelerated prior to such treatment, except that the applicable settlement date may be delayed to the extent required by Section 409A of the Code.

(iii)             Non-U.S. Grantees. If the treatment of a non-U.S. grantee’s Company Option or Company Stock-Based Award specified in this Section 2.8(c) would otherwise be prohibited, subject to onerous regulatory requirements, or subject to adverse tax treatment under the laws of the applicable jurisdiction (as reasonably determined by Parent), then this Section 2.8(c) shall not apply, and Parent shall provide compensation to the holder of such Company Option or Company Stock-Based Award that is equivalent in value to the value described in this Section 2.8(c), to the extent practicable and as would not result in the imposition of additional taxes under Section 409A of the Code, in the form of a cash payment which will be reduced by any applicable Taxes or a new equity award, as reasonably determined by Parent.

(d)  Actions Related to Assumed Awards. Parent will take such actions as are reasonably necessary, if any, to reserve for issuance a number of authorized but unissued shares of Parent Common Stock for delivery upon exercise or settlement of the Assumed Company Options and Assumed Company Stock-Based Awards. Effective as of the Effective Time, to the extent the Assumed Company Options and Assumed Company Stock-Based Awards are not already registered by Parent under the Securities Act, Parent will cause to be filed with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the shares of Parent Common Stock subject to the Assumed Company Options and Assumed Company Stock-Based Awards. Parent will use the same level of efforts that it uses to maintain the effectiveness of its other registration statements on Form S-8 (or other applicable form) to maintain the effectiveness of such registration statement for so long as any Assumed Company Options and Assumed Company Stock-Based Awards remain outstanding.

(e)  Company Actions. Prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, will adopt any resolutions and take any actions within its authority with respect to the Company Stock Plans and the award agreements thereunder as it deems reasonably necessary to give effect to the transactions contemplated by this Section 2.8, including (i) providing notice to each holder of a Company Option or Company Stock-Based Award in a form reasonably acceptable to Parent of the treatment of the Company Options or Company Stock-Based Awards set forth in this Agreement and (ii) satisfying all applicable requirements of Rule 16b-3(c) promulgated under the Exchange Act. The Company will provide Parent with drafts of, and a reasonable opportunity to review and comment upon (and Parent’s review and delivery of comments will occur promptly after the Company provides Parent with such drafts and the Company’s acceptance of Parent’s reasonable comments will not be unreasonably withheld), all notices, resolutions and other written actions or communications as may be required to give effect to the provisions of this Section 2.8.

(f)  Payment Procedures. At or prior to the Closing, Parent will deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate amount owed to holders of Surrendered Company Options and Surrendered Company Stock-Based Awards. As promptly as reasonably practicable following the Closing Date, but in no event later than five Business Days following the Closing Date, the applicable holders of Surrendered Company Options and Surrendered Company Stock-Based Awards will receive a payment from the Company or the Surviving Corporation, through its payroll system or payroll provider, of all amounts required to be paid to such holders in respect of Surrendered Company Options and Surrendered Company Stock-Based Awards that are cancelled and converted pursuant to Section 2.8(a) or Section 2.8(b), as applicable. All such payments will be less any applicable withholding Taxes. Notwithstanding the foregoing, if any payment owed to a holder of Surrendered Company Options and Surrendered Company Stock-Based Awards pursuant to Section 2.8(a) or Section 2.8(b), as applicable, cannot be made through the Company’s or the Surviving Corporation’s payroll system or payroll provider, then the Surviving Corporation will issue a check for such payment to such holder, which check will be sent by overnight courier to such holder promptly following the Closing Date (but in no event more than five Business Days thereafter). All such payments will be less any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld.

(g)  Section 409A. Notwithstanding anything herein to the contrary, with respect to any Company Option or Company Stock-Based Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that the Company determines prior to the Effective Time is not eligible to be canceled in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), such payment will be made at the earliest time permitted under the applicable Company Option or Company Stock-Based Award that will not trigger a Tax or penalty under Section 409A of the Code.

2.9            Surrender of Shares.

(a)  Paying Agent and Exchange Fund. Prior to the Effective Time, Parent will enter into a customary agreement in a form reasonably acceptable to the Company with a paying agent designated by Parent and reasonably acceptable to the Company (the “Paying Agent”) for the payment of the per share Merger Consideration as provided in Section 2.7(a)(iii). At or promptly following the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent a cash amount in immediately available funds sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments in respect of Company Common Stock under Section 2.7(a)(iii) (such cash being hereinafter referred to as the “Exchange Fund”) in trust for the benefit of the holders of the Company Common Stock. The Paying Agent will deliver the Merger Consideration to be issued pursuant to Section 2.7 out of the Exchange Fund. Except as provided in Section 2.7, the Exchange Fund will not be used for any other purpose.

(b)  Exchange Procedures. Parent will cause the Paying Agent to mail, as soon as reasonably practicable after the Effective Time (but in no event more than three Business Days thereafter), to each Person who was, at the Effective Time, a holder of record of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.7, (i) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Company Common Stock will pass, only upon proper delivery of the Company Common Stock to the Paying Agent) and (ii) instructions for use in effecting the surrender of the certificates evidencing such shares of Company Common Stock (each, a “Certificate” and together, the “Certificates”) or the non-certificated shares of Company Common Stock (“Book-Entry Shares”) in exchange for the Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.11) for cancellation to the Paying Agent in the case of a transfer of shares of Company Common Stock represented by Certificates or receipt by the Paying Agent of an agent’s message in the case of a transfer of Book-Entry Shares, together with such letter of transmittal, duly executed (in the case of Company Common Stock represented by Certificates), and such other documents as may reasonably be required by the Paying Agent in accordance with the terms of such materials and instructions, the holder of such Certificate or Book-Entry Shares will be entitled to receive in exchange for the number of shares of Company Common Stock represented by such Certificate and for such Book-Entry Shares, and Parent will cause the Paying Agent to pay and deliver in exchange therefor as promptly as practicable, in respect of such Certificate and Book-Entry Shares, the amount of Merger Consideration that such holder is entitled to pursuant to Section 2.7. The Certificates so surrendered and the Book-Entry Shares of such holders will be cancelled. No interest will be paid or accrue on any cash payable upon surrender of any Certificate or upon conversion of any Book-Entry Shares.

(c)  Investment of Exchange Fund. Until disbursed in accordance with the terms and conditions of this Agreement, the cash in the Exchange Fund will be invested by the Paying Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available). If (A) there are any losses with respect to any investments of the Exchange Fund; (B) the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by Section 2.7(a)(iii); or (C) all or any portion of the Exchange Fund is unavailable for Parent (or the Paying Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7(a)(iii) for any reason, then Parent will, or will cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times fully available for distribution and maintained at a level sufficient for the Paying Agent to make the payments contemplated by Section 2.7(a)(iii). Any income from investment of the Exchange Fund will be payable to Parent or the Surviving Corporation, as Parent directs.

(d)  Transfers of Ownership. If a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company, or if any Merger Consideration is to be paid in a name other than that in which the Certificates or Book-Entry Shares surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, Merger Consideration may be paid to a Person other than the Person in whose name the Certificate or Book-Entry Shares so surrendered or transferred is registered in the stock transfer books or ledger of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable.

(e)  No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Parent, the Surviving Corporation or any other Party will be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates or Book-Entry Shares shall not have been surrendered immediately prior to the date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(f)  Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains undistributed to the holders of the Certificates or Book-Entry Shares on the date that is one year after the Effective Time will be delivered to Parent upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered or transferred their Certificates or Book-Entry Shares representing such shares of Company Common Stock for exchange pursuant to this Section 2.9 will thereafter look for payment of the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates or Book-Entry Shares solely to Parent (subject to abandoned property, escheat or similar laws), as general creditors thereof, for any claim to the Merger Consideration to which such holders may be entitled pursuant to Section 2.7.

2.10          No Further Ownership Rights in Company Common Stock. From and after the Effective Time, (a) other than the Specified Owned Company Shares, all shares of Company Common Stock will no longer be outstanding and will automatically be cancelled and cease to exist; and (b) each holder (other than the Specified Subsidiary) of a Certificate or Book-Entry Shares theretofore representing any shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor in accordance with Section 2.7(a)(iii), or in the case of Dissenting Company Shares, the rights pursuant to Section 2.7(b). The Merger Consideration paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock other than the Specified Owned Company Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. Other than with respect to Specified Owned Company Shares, if, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.9) be cancelled and exchanged as provided in this Article II.

2.11          Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Paying Agent will issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.7. Either of Parent or the Paying Agent may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12          Required Withholding. Each of the Paying Agent, Parent, the Company and the Surviving Corporation, or any Subsidiary of Parent, the Company or the Surviving Corporation, will be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock, Company Stock-Based Awards or Company Options such amounts as will be required to be deducted or withheld therefrom pursuant to any Tax laws. To the extent that such amounts are so deducted or withheld they will be (a) paid over to the appropriate Governmental Authority and (b) treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.13          Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, then the directors and officers of the Company and Merger Sub as of immediately prior to the Effective Time will take all such lawful and necessary action.

2.14          Adjustment to Merger Consideration. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Company Common Stock occurs as a result of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, or any record date for any such purpose is established, the Merger Consideration and any other amounts payable pursuant to this Agreement will be appropriately adjusted, provided that nothing in this Section 2.14 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case pursuant to the Exchange Act on or after January 1, 2021, and at least twenty-four (24) hours prior to the date of this Agreement (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Cautionary Statement,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature) (the “Company Recent SEC Reports”) (it being understood that this clause (a) will not apply to any of Section 3.2, Section 3.3, Section 3.4, Section 3.5, and Section 3.7); or (b) as set forth in the Company Disclosure Letter, the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1            Organization; Good Standing. The Company (a) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (b) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties, rights and assets. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties, rights and assets owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Third Amended and Restated Certificate of Incorporation of the Company (the “Charter”) and the Fifth Amended and Restated Bylaws of the Company (the “Bylaws”), each as amended to date. The Charter and Bylaws are in full force and effect on the date of this Agreement. The Company is not in violation of the Charter or the Bylaws.

3.2            Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) subject to receiving the Requisite Stockholder Approval, consummate the Merger. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Merger have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate actions on the part of the Company are necessary to authorize (i) the execution and delivery of this Agreement by the Company; (ii) the performance by the Company of its covenants and obligations hereunder; or (iii) subject to the receipt of the Requisite Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the consummation of the Merger. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to laws governing specific performance, injunctive relief and other equitable remedies and general principles of equity.

3.3            Company Board Approval; Opinion of the Company’s Financial Advisor; Anti-Takeover Laws.

(a)  Company Board Approval. The Company Board has unanimously (i) determined that it is in the best interests of the Company and its stockholders to enter into this Agreement and consummate the Merger upon the terms and subject to the conditions set forth herein and declared this Agreement advisable; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and conditions set forth herein; (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (iv) resolved to recommend that the Company Stockholders vote in favor of adoption of this Agreement in accordance with the DGCL (collectively, the “Company Board Recommendation”).

(b)  Opinion of the Company’s Financial Advisor. The Company Board has received the written opinion (or an oral opinion to be confirmed in writing) of the Company’s financial advisor, Allen & Company LLC (“Allen & Company”), to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be received by holders of Company Common Stock (other than, to the extent applicable, Parent, Merger Sub and their respective affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders. As soon as practicable after the execution of this Agreement, the Company will deliver a copy of such opinion to Parent for informational purposes only.

(c)  Anti-Takeover Laws. Assuming that the representations of Parent and Merger Sub set forth in Section 4.6 are true and correct, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” Law will not be applicable to this Agreement or the Merger. No other “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under any Laws applicable to the Company or any of its Subsidiaries is applicable to this Agreement or the Merger.

3.4            Requisite Stockholder Approval. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote to adopt this Agreement (the “Requisite Stockholder Approval”) is the only vote of the holders of any class or series of Company Capital Stock that is necessary pursuant to applicable Law, the Charter or the Bylaws to consummate the Merger.

3.5            Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and, assuming receipt of the Requisite Stockholder Approval, the consummation of the Merger do not (a) violate or conflict with any provision of the Charter or the Bylaws or the equivalent organizational or governing documents of any Subsidiary of the Company; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract or Privacy Policy; (c) assuming compliance with the matters referred to in Section 3.6 and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law or Privacy Policy applicable to the Company or any of its Subsidiaries; or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that would not have a Company Material Adverse Effect.

3.6            Requisite Governmental Approvals. No consent, approval, order or authorization of, filing or registration with, or notification to (any of the foregoing, a “Consent”) any Governmental Authority is required on the part of the Company in connection with the (a) execution and delivery of this Agreement by the Company; (b) performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) consummation of the Merger, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws or Foreign Investment Laws, including the approvals set forth in Section 7.1(b) and Section 7.1(c) of the Company Disclosure Letter; (iv) the rules of NASDAQ; and (v) such other Consents the failure of which to obtain would not have a Company Material Adverse Effect.

3.7            Company Capitalization.

(a)  Capital Stock. The authorized capital stock of the Company consists of (i) 2,400,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of Company Preferred Stock. As of 5:00 p.m., Pacific time, on January 13, 2022 (such time and date, the “Capitalization Date”), (A) 779,057,360 shares of Company Common Stock were issued and outstanding (for the avoidance of doubt, excluding shares held in treasury); (B) no shares of Company Preferred Stock were issued and outstanding; and (C) 428,676,471 shares of Company Common Stock were held by the Company as treasury shares.

(b)  All outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights. Since the close of business on the Capitalization Date until the date of this Agreement, the Company has not issued or granted any Company Securities other than pursuant to the exercise, vesting or settlement of Company Stock-Based Awards or Company Options granted prior to the date of this Agreement.

(c)  Stock Reservation. As of the Capitalization Date, the Company has reserved 36,866,502 shares of Company Common Stock for issuance pursuant to the Company Stock Plans. As of the Capitalization Date, there were outstanding (i) time-vesting Company Stock-Based Awards representing the right to receive up to 8,717,050 shares of Company Common Stock, (ii) performance-vesting Company Stock-Based Awards representing the right to receive up to 4,424,740 shares of Company Common Stock, assuming achievement of applicable performance goals at target level (and 5,180,833 shares of Company Common Stock, assuming achievement of applicable performance goals at maximum level); and (iii) outstanding Company Options to acquire 9,083,202 shares of Company Common Stock, assuming achievement of applicable performance goals at target level (and 9,083,202 shares of Company Common Stock, assuming achievement of applicable performance goals at maximum level).

(d)  Company Securities. Except as set forth in this Section 3.7, as of the Capitalization Date, there were (i) other than the Company Common Stock, no outstanding shares of capital stock of, or other equity or voting interest in, the Company; (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company; (iii) no outstanding options, warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue or sell, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (v) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Common Stock, the “Company Securities”); (vi) no voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; (vii) no obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound; and (viii) no other obligations by the Company to make any payments based on the price or value of any Company Securities. The Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock. The Company does not have a stockholder rights plan in effect. Section 3.7(d) of the Company Disclosure Letter contains a correct and complete list as of the Capitalization Date of outstanding Company Options and Company Stock-Based Awards, including the holder’s employee identification number, the location of employment of any holder that is a current employee of the Company as reflected in the current records of the Company, the Company Stock Plan under which the award was granted, the date of grant, term (for Company Options), where applicable, number of shares of Company Common Stock underlying such Company Security and, where applicable, exercise price and vesting schedule. Each Company Option (x) was granted with an exercise price per share equal to or greater than the fair market value of a share of Company Common Stock on the effective date of such grant, and (y) has a grant date identical to the grant date approved by the Company Board or the compensation committee of the Company Board, which is either the date on which the Company Option was awarded or a later date specified by the Company Board or the compensation committee of the Company Board. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter. No Subsidiary of the Company other than the Specified Subsidiary owns any shares of Company Common Stock.

(e)  Other Rights. The Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

3.8            Subsidiaries.

(a)  Subsidiaries. Section 3.8(a) of the Company Disclosure Letter contains a true, correct and complete list of the name and jurisdiction of organization of each Subsidiary of the Company as of the date hereof. Each Subsidiary of the Company (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States); and (ii) has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets, except where the failure to be in good standing would not have a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificates of incorporation, bylaws and other similar organizational documents of each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company, each as amended to date. No Subsidiary of the Company is in violation of its charter, bylaws or other similar organizational documents, except for such violations that would not have a Company Material Adverse Effect.

(b)  Capital Stock of Subsidiaries. As of the Capitalization Date, all of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and is fully paid and nonassessable; and (ii) is owned, directly or indirectly, by the Company, free and clear of all Liens (other than Permitted Liens) and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent such Subsidiary from conducting its business as of the Effective Time in substantially the same manner that such business is conducted on the date of this Agreement.

(c)  Other Securities of Subsidiaries. There are no outstanding (i) securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, warrants or other rights or arrangements obligating the Company or any of its Subsidiaries to acquire from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; or (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries.

(d)  Other Equity Interests. Other than for the capital stock of its Subsidiaries, as of the date hereof, the Company does not own any equity or voting interest in any other Person.

3.9            Company SEC Reports. Since January 1, 2019, the Company has filed all forms, reports and documents with the SEC that have been required to be filed by it pursuant to applicable Laws prior to the date of this Agreement (the “Company SEC Reports”). Each Company SEC Report complied, as of its filing date, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date that such Company SEC Report was filed. True, correct and complete copies of all Company SEC Reports are publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports or documents with the SEC.

3.10          Company Financial Statements; Internal Controls; Indebtedness.

(a)  Company Financial Statements. The consolidated financial statements of the Company and its Subsidiaries (including all notes thereto) filed with the Company SEC Reports (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows and stockholders’ equity for the periods then ended. Except as have been described in the Company SEC Reports, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(b)  Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2020, and such assessment concluded that such system was effective. The Company’s independent registered public accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2020. Since December 31, 2020, to the Knowledge of the Company, no events, facts or circumstances have occurred such that management would not be able to complete its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2021, and conclude, after such assessment, that such system was effective. Since January 1, 2019, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Since January 1, 2019, neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(c)  Internal Controls. The Company has established and maintains a system of internal accounting controls that are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any “significant deficiency” or “material weakness” (each as defined in Rule 13a-15(f) of the Exchange Act) in the system of internal control over financial reporting utilized by the Company and its Subsidiaries that has not been subsequently remediated; or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

3.11          No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of a nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated balance sheets (and the notes thereto) of the Company and its Subsidiaries set forth in the Company’s quarterly reports on Form 10-Q filed by the Company with the SEC since the date of the Audited Company Balance Sheet and prior to the date of this Agreement; (b) arising pursuant to this Agreement or incurred in connection with the Merger; (c) incurred in the ordinary course of business since September 30, 2021; (d) that would not have a Company Material Adverse Effect; or (e) incurred in connection with the transactions contemplated by this Agreement.

3.12          Absence of Certain Changes; No Company Material Adverse Effect.

(a)  Since September 30, 2021 through the date of this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business (other than as a result of COVID-19 and COVID-19 Measures). Since December 31, 2020 through the date of this Agreement, there has not occurred a Company Material Adverse Effect.

(b)  Since September 30, 2021 through the date of this Agreement, the Company has not taken any action that would be prohibited by Sections 5.2(a)-(f), (j)-(l)(D)-(E), (m)-(q), (s) or (t) (or, to the extent relating to such subsections, Section 5.2(u)), if taken or proposed to be taken after the date of this Agreement.

3.13          Material Contracts.

(a)  List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list as of the date hereof of all Material Contracts to or by which the Company or any of its Subsidiaries is a party or is bound (other than any Material Contracts contemplated by clause (i) of the definition of Material Contract). A copy of each Material Contract set forth in Section 3.13(a) of the Company Disclosure Letter has been made available to Parent prior to the date of this Agreement.

(b)  Validity. Each Material Contract is valid and binding on the Company or each such Subsidiary of the Company party thereto, enforceable in accordance with its terms and is in full force and effect, and none of the Company, any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto is or is alleged to be in breach of or default pursuant to any such Material Contract, except for such failures to be in full force and effect that would not have a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that would not have a Company Material Adverse Effect. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received written notice from any other party to a Material Contract that such other party intends to terminate, not renew or renegotiate in any material respects the terms of any such Material Contract, except for such written notices to terminate, not renew or renegotiate with respect to matters that would not have a Company Material Adverse Effect.

3.14          Real Property.

(a)           Owned Real Property. Section 3.14(a) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the real property and interests in real property owned by the Company and its Subsidiaries as of the date of this Agreement (together with all buildings, improvements and fixtures located thereon and appurtenances thereto, the “Owned Real Property”). Except as would not have a Company Material Adverse Effect and except as disclosed in Section 3.14(c) of the Company Disclosure Letter, (i) neither the Company nor its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy the Owned Real Property or Leased Real Property (defined below) and (ii) the Company or one of its Subsidiaries has good and valid insurable title (or the local legal equivalent) to all of the Owned Real Property, free and clear of all Liens (other than Permitted Liens).

(b)           Leased Real Property. Section 3.14(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the existing leases, subleases, licenses or other agreements pursuant to which the Company or any of its Subsidiaries uses or occupies, or has the right to use or occupy any real property with such property subject to annual rent obligations in excess of $2,500,000 (such property, the “Leased Real Property,” and each such lease, sublease or license (including any modifications, amendments, guaranties, exhibits, schedules and supplements thereto), a “Lease”). Each Lease is in full force and effect and is binding upon the Company or its Subsidiary, as applicable, and to the Knowledge of the Company, each other party thereto. With respect to each Lease, and except as would not have a Company Material Adverse Effect, (i) there are no material disputes with respect to such Lease and none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other Person, is in breach or violation of, or default under, any Lease and no event has occurred and no circumstance exists which, if not remedied, would result in such a breach, violation or default under any Lease (with or without notice or lapse of time, or both), (ii) except as disclosed in this Agreement, the Company or one of its Subsidiaries has not collaterally assigned or granted any security interest in such Lease or any interest therein, and (iii) the Company or one of its Subsidiaries has valid leasehold estates in the Leased Real Property, free and clear of all Liens (other than Permitted Liens).

(c)           Subleases. Section 3.14(c) of the Company Disclosure Letter contains a true, correct and complete list as of the date of this Agreement of all of the existing subleases and licenses (each, a “Sublease”) granting to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy, the Owned Real Property or the Leased Real Property. With respect to each of the Subleases, each Sublease is valid and binding on the Company or each such Subsidiary of the Company party thereto enforceable in accordance with its terms and is in full force and effect. None of the Company, any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto is in breach of or default pursuant to any such Sublease and no circumstance exists which, if not remedied, would result in such a breach, violation or default under any Sublease (with or without notice or lapse of time, or both), except for such failures to be in full force and effect that would not have, or reasonably be expected to have a Company Material Adverse Effect.

(d)           There is no pending or, to the Knowledge of the Company, threatened, appropriation, condemnation or similar proceeding affecting the Owned Real Property or Leased Real Property or any part thereof or interest therein or any sale or other disposition of the Owned Real Property or any part thereof or interest therein in lieu of condemnation.

3.15          Environmental Matters. Except as would not have a Company Material Adverse Effect, since January 1, 2019, neither the Company nor any of its Subsidiaries (a) has received any written notice alleging that the Company or any Subsidiary has violated any Environmental Law or is liable under any Environmental Law or regarding Hazardous Substances; (b) has, to the Knowledge of the Company, transported, produced, processed, manufactured, generated, used, treated, handled, stored, released or disposed of or arranged for disposal any Hazardous Substances in violation of or in a manner that would reasonably be expected to result in liability under any applicable Environmental Law, and to the Knowledge of the Company as of the date of this Agreement, Hazardous Substances are not otherwise present at or affecting any of the Owned Real Property or Leased Real Property in amounts or circumstances that would reasonably be expected to require the Company or any of its Subsidiaries to undertake any investigation or corrective or remedial action under any applicable Environmental Law, or to give rise to any claim against or interfere with the operations of the Company or any of its Subsidiaries; (c) has exposed any employee or any other Person to Hazardous Substances in violation of, or in a manner that would reasonably be expected to result in liability under, any applicable Environmental Law; or (d) is a party to or is the subject of any pending or, to the Knowledge of the Company as of the date of this Agreement, threatened Legal Proceeding (i) alleging the noncompliance by the Company or any of its Subsidiaries with any Environmental Law; or (ii) seeking to impose any financial responsibility for any investigation, cleanup, removal or remediation pursuant to any Environmental Law or regarding Hazardous Substances; or (e) has, to the Knowledge of the Company as of the date of this Agreement, assumed or retained by Contract any liability under Environmental Law or regarding Hazardous Substances.

3.16          Intellectual Property; Privacy and Security.

Except as would not have a Company Material Adverse Effect:

(a)           Section 3.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all material Intellectual Property registrations and applications owned by the Company or its Subsidiaries. All of such registered or issued items are subsisting and unexpired, and to the Knowledge of the Company, valid and enforceable as of the date of this Agreement.

(b)           The Company and its Subsidiaries are the sole owners of the Company Intellectual Property, free and clear of all Liens other than Permitted Liens. All Persons who have contributed to the creation, invention or development of any Company Intellectual Property have assigned in writing to the Company their rights and interests therein that do not initially vest with the Company by operation of Law.

(c)           (i) Neither the Company nor any of its Subsidiaries is under any obligation to license (or grant any other rights in) any Company Intellectual Property to any Governmental Authority or any educational or research institution because it has received funding or other resources or assistance from any such Persons to develop such Company Intellectual Property and (ii) each of the Company and its Subsidiaries are not and have not been a member of, participant in or contributor to (or bound by) any standards-setting organization or patent pool that requires the Company or any of its Subsidiaries to license, release, covenant not to assert or make available any Company Intellectual Property to any other Person.

(d)           (i) The business of the Company and its Subsidiaries as currently conducted does not infringe, violate or misappropriate the Intellectual Property other than patents (or to the Knowledge of the Company, patents) of any Person, and has not done so since January 1, 2019, and (ii) to the Knowledge of the Company, no Person is materially infringing, violating or misappropriating any Company Intellectual Property.

(e)           Since January 1, 2019, neither the Company nor any of its Subsidiaries has received written notice (including cease and desist letters and invitations to take a patent license) from any Person (i) alleging that the operation of the business of the Company or any of its Subsidiaries infringes, violates or misappropriates its Intellectual Property or (ii) otherwise challenging the ownership, validity or enforceability of any Company Intellectual Property.

(f)            The Company and each of its Subsidiaries have (i) taken commercially reasonable efforts to protect their confidential information and trade secrets or confidential information received from third Persons under an obligation of confidentiality and (ii) required all Persons (other than employees, counsel or other third parties who are already bound by confidentiality obligations) who have been provided with access to any trade secrets or material confidential information to be bound by reasonable confidentiality agreements. Since January 1, 2019, the Company and each of its Subsidiaries have used commercially reasonable efforts to qualify, in all material respects, for protection under the “safe harbors” of 17 U.S.C. § 512 and 47 U.S.C. § 230.

(g)           No Person possesses (or has any current or contingent rights to access or possess) any source code owned by Company or its Subsidiaries, other than employees and contractors performing services for the Company, for use solely in connection with performing such services and subject to reasonable confidentiality agreements.

(h)           The Company and its Subsidiaries have not distributed, licensed, conveyed, released or made available to any Person any proprietary software that is, in whole or in part, subject to or governed by a Specified OSS License in a manner that, based on the Company’s or its Subsidiaries’ use of such software governed by such Specified OSS License would require (i) the disclosure, licensing or distribution of any material proprietary source code owned by the Company or its Subsidiaries or (ii) that such material proprietary source code be made available at no charge or otherwise licensed to third parties for the purpose of making derivative works.

(i)             (i) The IT Assets owned or leased by the Company and its Subsidiaries are in good working order and are sufficient to operate its business as currently conducted; (ii) all Company Products and IT Assets owned or leased by the Company and its Subsidiaries: (A) have written documentation with respect to their proper maintenance, support and improvement that is accurate and complete in all material respects; (B) function in accordance with their specifications, documentation and/or intended purpose; and (C) to the Knowledge of the Company, are free from defects, deficiencies, vulnerabilities, errors, disabling mechanisms, viruses, time locks, Trojan horses, malware or other contaminants or corruptants; and (iii) the Company Products and such IT Assets are tested regularly by the Company and its Subsidiaries with respect to the items in clause (C) and all material problems are promptly corrected.

(j)             (i) The Company and its Subsidiaries take reasonable actions to protect, maintain, audit, monitor and test the confidentiality, integrity, availability, redundancy, backup, continuous operation and security of the Company Products and IT Assets used in their businesses (and all data, including all Personal Data, Processed in connection with their businesses), and (ii) since January 1, 2019, to the Knowledge of the Company, there have been no breaches, violations, interruptions, outages, unauthorized uses of or unauthorized access to any of the foregoing, other than those that were resolved without material cost, liability or the duty to notify any Person.

(k)            Where required under applicable Privacy Laws or Privacy Policies, the Company has valid consents from users of Company Products or other valid legal bases for (i) the Company or its contractors to Process their Personal Data in connection with such Company Product and to transfer such information for Processing in connection with other products, services, solutions or platforms of the Company and (ii) Parent and its other Subsidiaries to receive such Personal Data on and after the Closing Date and to Process same consistent with the Company’s receipt and Processing of such information prior to the Closing Date.

(l)             Where required under applicable Privacy Laws or Privacy Policies, the Company responds in a timely and proper manner to all valid requests and complaints by individuals under applicable Privacy Laws or Privacy Policies with respect to their Personal Data, and there are no claims or Legal Proceedings alleging otherwise.

3.17          Tax Matters.

(a)            Except as would not reasonably be expected to result in material liability to the Company and its Subsidiaries:

(i)            The Company and each of its Subsidiaries have timely filed all income and other material United States federal, state, local and non-United States returns, declarations, estimates, information statements and reports (including amendments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed by or with respect to any of them, and all such Tax Returns (i) were prepared in compliance with all applicable Laws and (ii) are true, correct, and complete in all material respects. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time to file any Tax Return that has not been filed.

(ii)           The Company and each of its Subsidiaries have timely paid all Taxes due and payable by any of them (whether or not such Taxes were reflected on any Tax Return). The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of the Audited Company Balance Sheet, exceed the amount accrued for current Taxes payable (for clarity, excluding any deferred Tax liabilities established to reflect timing differences between book and Tax income) set forth on the face of the Audited Company Balance Sheet (rather than in any notes thereto).

(iii)          The Company and each of its Subsidiaries have (i) withheld all Taxes required to be withheld by any of them in respect of all payments to employees, officers, managers, directors, and any other Persons and (ii) timely remitted all such Taxes withheld to the appropriate Governmental Authorities in accordance with applicable Laws.

(iv)          There are no material Tax Contests pending or being conducted. Neither the Company nor any of its Subsidiaries has received from any Governmental Authority any (A) notice indicating an intent to commence any Tax Contest, or (B) notice of deficiency, proposed adjustment, notice of assessment, or notice of Lien with respect to Taxes (whether claimed, proposed, asserted, or assessed). No Governmental Authority in a jurisdiction where the Company or its Subsidiaries do not file Tax Returns has made any claim that any of the Company or its Subsidiaries is or may be subject to Tax in that jurisdiction.

(v)           Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, income for any Tax period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting made on or prior to the Closing Date pursuant to Section 481(a) of the Code (or any comparable provision of other applicable Law) or (ii) closing agreement described in Section 7121 of the Code (or any comparable provision of other applicable Law)

(b)            No Tax Liens. There are no Liens for Taxes upon any asset of the Company or its Subsidiaries, except for Taxes not yet due and payable. There are no claimed, proposed, or asserted material Tax deficiencies or assessments of material Tax with respect to the Company or its Subsidiaries that have not been fully paid.

(c)            No Waiver. Neither the Company nor any of its Subsidiaries has entered into or requested any agreement to extend or waive the statutory period of limitations for the assessment or collection of any material Taxes. Neither the Company nor any of its Subsidiaries has received, or requested any private letter rulings from the Internal Revenue Service (or any comparable Tax rulings from any other Governmental Authority).

(d)            Affiliated Groups. During the past ten (10) years, neither the Company nor any of its Subsidiaries is or has ever been a member of any Tax Group, other than a Tax Group the common parent of which is the Company or one of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any liability for Taxes of any other Person (other than the Company or its Subsidiaries) (i) as a result of being or ceasing to be a member of any Tax Group (including any liability under Treasury Regulation Section 1.1502-6 or any comparable provision of other applicable Law) or (ii) by operation of Law, by reason of being a successor or transferee.

(e)           No Tax Sharing Agreements. Neither the Company nor any of its Subsidiaries is party to or bound by any contract, agreement, or other arrangement regarding the sharing or allocation of either liability for Taxes or payment of Taxes (excluding commercial agreements entered into with third parties in the ordinary course of business, the principal purpose of which is not related to Taxes).

(f)            Spin-offs. Within the last two (2) years, neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” within the respective meanings of such terms under Section 355(a)(1)(A) of the Code in a distribution of stock qualifying under Section 355 of the Code.

(g)           No Listed Transactions. Neither the Company nor any of its Subsidiaries has (i) “participated” within the meaning of Treasury Regulation Section 1.6011-4(c)(3) in any “listed transaction” within the meanings of such terms under Section 6707A(c) of the Code or (ii) entered into or engaged in any other transaction requiring disclosure under a comparable provision of other applicable Law.

(h)           Section 3.17(h) of the Company Disclosure Letter sets forth the Company’s expected future payments due to its election pursuant to Section 965(h) of the Code.

(i)            Tax Incentive Agreement. Neither the Company nor any of its Subsidiaries is the beneficiary of any material Tax exemption, Tax holiday or other Tax incentive agreement or order.

(j)            CARES Act. Neither the Company nor any of its Subsidiaries has deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the Coronavirus Aid, Relief, and Economic Security (CARES) Act.

(k)           None of Company, Parent, or any Affiliate of Parent will be obligated to pay or reimburse any Person for any Taxes imposed under Code Section 4999 (or any comparable provision of other applicable Law) as a result of the consummation of the transactions contemplated by this Agreement, either alone or in connection with any other event.

(l)            Except as would not have a Company Material Adverse Effect (x) (i) No Company Option (or other right to acquire any Company Share) is or has ever been a “nonqualified deferred compensation plan” within the meaning of Code Section 409A(d)(1) and (ii) all Employee Plans that are “nonqualified deferred compensation plans” within the meaning of Code Section 409A(d)(1) satisfy the requirements of Code Sections 409A(a)(2), 409A(a)(3), and 409A(a)(4) and the guidance thereunder and have been operated in accordance with such requirements.

(m)           It is agreed and understood that no representation or warranty is made by the Company in this Agreement in respect of any Tax matter, other than the representations and warranties set forth in Section 3.18 and this Section 3.17.

3.18          Employee Plans.

(a)            Employee Plans. Section 3.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all material Employee Plans. For purposes of this Agreement, the term “Employee Plans” means (i) all “employee benefit plans” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA, including multiemployer plans within the meaning of Section 3(37) of ERISA; and (ii) all other employment, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, insurance, vacation, deferred compensation, severance, termination, retention, change of control, employee loan, and other similar fringe, welfare or other compensation or employee benefit plans, programs, agreements, contracts, policies or arrangements (whether or not in writing) (A) that are sponsored, maintained or contributed to (or required to be contributed to) for the benefit of any current or former employee, director or independent contractor of the Company, any of its Subsidiaries or any other trade or business (whether or not incorporated) that would be treated as a single employer with the Company or any of its Subsidiaries pursuant to Section 414 of the Code (an “ERISA Affiliate”); or (B) with respect to which the Company or any of its Subsidiaries has any current liability, contingent or otherwise, in each case, other than any plan, program or arrangement maintained by a Governmental Authority to which the Company or any of its Subsidiaries is required to contribute pursuant to applicable Law. With respect to each material Employee Plan, other than a material International Employee Plan, to the extent applicable, the Company has made available to Parent true, correct and complete copies of (or, to the extent no such copy exists, an accurate description thereof, to the extent applicable) (1) the most recent annual report on Form 5500 required to have been filed with the IRS for each such Employee Plan, including all schedules thereto and any audited financial statements and actuarial valuation reports; (2) the most recent determination letter, if any, from the IRS for any such Employee Plan that is intended to qualify pursuant to Section 401(a) of the Code or, if such Employee Plan is a prototype plan, the opinion or notification letter which covers each such Employee Plan, if applicable; (3) the plan documents, including all amendments thereto, and summary plan descriptions and summaries of material modifications; (4) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (5) any notices to or from the IRS or any office or representative of the United States Department of Labor or any similar Governmental Authority relating to any material compliance issues in respect of any such Employee Plan; and (6) to the extent available, copies of any Code Section 280G calculations prepared (whether or not final) with respect to any employee, director or independent contractor of the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement (together with the underlying documentation on which such calculations were based). With respect to each material Employee Plan that is maintained in any non-United States jurisdiction or covers any employee residing or working outside the United States (each, whether or not material, an “International Employee Plan”), to the extent applicable, the Company has made available to Parent true, correct and complete copies of (a) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such plan; (b) any document comparable to the determination letter referenced pursuant to clause (2) above issued by a Governmental Authority relating to the satisfaction of Law necessary to obtain the most favorable tax treatment, (c) the plan documents, including all amendments thereto, and any legally required summaries thereof; (d) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; and (e) any notices to or from any Governmental Authority relating to any material compliance issues in respect of any such International Employee Plan.

(b)            Absence of Certain Plans. Neither the Company, it Subsidiaries nor any of their respective ERISA Affiliates has in the six (6) years preceding the date hereof maintained, sponsored, contributed to (or had an obligations to contribute to) or otherwise had any liability with respect to or currently maintains, sponsors or participates in, contributes to (or has an obligation to contribute to) or otherwise has any liability with respect to, (i) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA); (ii) a “multiple employer plan” subject to Section 413 of the Code or Section 4063 or Section 4064 of ERISA; or (iii) a defined benefit pension plan or plan subject to Section 302 of Title I of ERISA, Section 412 of the Code or Section 4971 of the Code or Title IV of ERISA.

(c)           Compliance. Except as would not have a Company Material Adverse Effect, each Employee Plan has been established, maintained, funded, operated and administered in compliance in all respects with its terms and with the requirements of all applicable Laws, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority.

(d)           Tax Qualified Status. Except as would not have a Company Material Adverse Effect, each Employee Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter as to its qualification, or if such Employee Plan is a prototype plan, the opinion or notification letter for each such Employee Plan and nothing has occurred, whether by action or failure to act, that would reasonably be expected to cause the loss of such qualification.

(e)            Employee Plan Liabilities. Except as would not have a Company Material Adverse Effect, no event has occurred and no condition exists that would subject the Company or any of its Subsidiaries, either directly or by reason of their affiliation with any ERISA Affiliate, to any Tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or any other applicable Law.

(f)            Employee Plan Legal Proceedings. Except as would not have a Company Material Adverse Effect, (i) there are no Legal Proceedings pending or threatened on behalf of or against any Employee Plan, the assets of any trust pursuant to any Employee Plan, or the plan sponsor, plan administrator or any fiduciary of any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits in the ordinary course that have been or are being handled through an administrative claims procedure; and (ii) no facts or circumstances exist that would reasonably be expected to give rise to any such Legal Proceedings.

(g)           No Prohibited Transactions. Except as would not have a Company Material Adverse Effect, none of the Company, any of its Subsidiaries nor any of their respective directors, officers, employees or agents, has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that would reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a Tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Employee Plan, or for which the Company or any of its Subsidiaries has any indemnification obligation.

(h)           No Welfare Benefit Plan. Except as would not have a Company Material Adverse Effect, no Employee Plan that is a “welfare benefit plan” (within the meaning of Section 3(1) of ERISA) provides post-termination or retiree life insurance, health or other welfare benefits or coverage to any person, except as may be required by Section 4980B of the Code or any similar Law.

(i)             Employee Plans Impacted by Merger; Section 280G. No Employee Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)) would reasonably be expected to: (i) entitle any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries (each, a “Company Employee”) to severance pay, unemployment compensation or any other payment or benefit, (ii) accelerate the time of payment or vesting, or increase the amount of, any compensation or benefit due to any Company Employee, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Employee Plan, or (iv) result in any payment or benefit that either alone or together with any other payments or benefits, constitutes or could reasonably be expected to constitute a “parachute payment” within the meaning of Code Section 280G(b)(2) (or any comparable provision of other applicable Law).

(j)             International Employee Plans. Except as would not have a Company Material Adverse Effect, (i) each International Employee Plan has been established, maintained, funded, operated and administered in compliance in all respects with its terms and conditions and with the requirements prescribed by any applicable Laws and (ii) each International Employee Plan which is required or approved by any Governmental Authority has been so registered and approved and has been maintained in good standing with applicable requirements of the Governmental Authorities, and, if intended to qualify for special tax treatment, there are no existing circumstances or events that have occurred or that would reasonably be expected to affect adversely the special tax treatment with respect to such International Employee Plans. Furthermore, no International Employee Plan has unfunded liabilities that as of the Effective Time will not be offset by insurance or fully accrued. Except as would not have a Company Material Adverse Effect, no condition exists that would prevent the Company or any of its Subsidiaries from terminating or amending any International Employee Plan at any time for any reason without liability to the Company or its Subsidiaries (other than ordinary notice and administration requirements and expenses or routine claims for benefits).

(k)            No New Employee Plans. Except as provided herein or in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any plan or commitment to materially amend any Employee Plan or establish any new employee benefit plan or to materially increase any benefits pursuant to any Employee Plan.

3.19          Labor and Employment Matters.

(a)            Union Activities. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract, trade union agreement or similar employee representative agreement, other than at the national, industry or sector level (each, a “Collective Bargaining Agreement”), and no employees of the Company or any of its Subsidiaries are members of a labor union, trade union, works council or any similar labor organization with regard to their employment with the Company or any of its Subsidiaries. To the Knowledge of the Company, there are no pending activities or proceedings of any labor union, trade union, works council or any similar labor organization to organize any employees of the Company or any of its Subsidiaries with regard to their employment with the Company or any of its Subsidiaries. No Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries. There is no strike, lockout, material slowdown, or material work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened directly against the Company or any of its Subsidiaries. There is no material unfair labor practice complaint pending or, to the Knowledge of the Company, threatened before the National Labor Relations Board with respect to any employee of the Company or any of its Subsidiaries. Except as would not have a Company Material Adverse Effect, the transactions contemplated by this Agreement will not trigger any legally required information, notification, consultation or other requirements with respect to any labor union, works council or other employee representative body.

(b)            Employment Law Compliance. Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance and have complied since January 1, 2019 with applicable Laws and orders (and since January 1, 2018 with respect to applicable California Laws), in each case, with respect to employment (including applicable Laws, rules and regulations regarding wage and hour requirements, immigration status, discrimination in employment, employee health and safety, collective bargaining and material contractual requirements pertaining to personally identifiable information). Neither the Company nor any of its Subsidiaries are bound by any current or pending consent decree with any Governmental Authority arising out of any employment or labor issues, and, to the Knowledge of the Company, no such decree has been threatened.

(c)            Legal Proceedings. Except as would not have a Company Material Adverse Effect, there are no Legal Proceedings pending, or, to the Knowledge of the Company, threatened between the Company or any of its Subsidiaries and any of its or their current or former employees, or independent contractors, or any trade or labor union, works council or similar labor organization.

(d)           WARN Matters. Neither the Company nor any of its Subsidiaries has effectuated a “plant closing” or “mass layoff” as those terms are defined in WARN, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company, in each case, located in the United States, without complying with all provisions of WARN, or implemented any early retirement program, in each case, within the 24 months prior to the date of this Agreement, nor, as of the date of this Agreement, has the Company nor any of its Subsidiaries announced any such action or program for the future.

(e)            Withholding. Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries have (i) withheld, since January 1, 2019, all amounts required by applicable Law (and since January 1, 2018, all amounts required by applicable California Law) to be withheld from the wages, salaries and other payments to employees, and (ii) are not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing. Neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits for employees (other than routine payments to be made in the ordinary course of business).

(f)            No Allegations of Sexual Harassment, Sexual Misconduct or Retaliation. To the Knowledge of the Company, the Company and each of its Subsidiaries have not been party to a material settlement agreement entered into since January 1, 2018 with a current or former officer or employee resolving material allegations of sexual harassment, sexual misconduct or retaliation for making a claim of sexual harassment or sexual misconduct, in each case, that was alleged to have occurred on or after January 1, 2018 in the United States, by either a current (i) officer of the Company or any of its Subsidiaries; or (ii) employee of the Company or any of its Subsidiaries holding a position at or above the level of Senior Vice President. There are no, and since January 1, 2018, there have not been any, material allegations of sexual harassment, sexual misconduct or retaliation for making a claim of sexual harassment or sexual misconduct, in each case, that was alleged to have occurred on or after January 1, 2018 in the United States, by or against any current director, officer or employee holding a position at or above the level of Senior Vice President, in each case, of the Company or any of its Subsidiaries.

3.20          Permits. Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries hold all permits, licenses, registrations, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Authorities (“Permits”) that are required for the operation of the business of the Company and its Subsidiaries as currently conducted. The Company and its Subsidiaries comply with the terms of all Permits except as would not have a Company Material Adverse Effect, no suspension, cancellation, non-renewal or adverse modification of any of the Permits is pending or, to the Knowledge of the Company, threatened, except for such noncompliance, suspensions, cancellations, non-renewals or adverse modifications that would not have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, all Permits are in full force and effect.

3.21          Compliance with Laws.

(a)            General Compliance. Except as would not have a Company Material Adverse Effect, since January 1, 2019, the Company and each of its Subsidiaries, and all directors, officers, and to the Knowledge of the Company, employees, agents, or other third parties, in each case, acting on behalf of the Company and its Subsidiaries, have been, and their business and operations have been conducted in compliance with all, and they have not received written notice of any default or violation of any, Laws, Industry Standards and Privacy Policies that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries.

(b)           Prohibited Payments; Anti-Corruption Laws. Since January 1, 2017, neither the Company, nor any of its Subsidiaries or any director, officer or, to the Knowledge of the Company, employee or agent of the Company or any of its Subsidiaries has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to an act by any Governmental Authority in material violation of any applicable Law relating to anti-corruption, bribery or similar matters; (ii) offered or given anything of value to any Government Official or employee, or to any political party or official thereof, or any candidate for foreign political office, or any other Person in material violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment in material violation of any applicable Law relating to anti-corruption, bribery or similar matters. Since January 1, 2017, neither the Company nor any of its Subsidiaries has disclosed to any Governmental Authority that it violated or may have violated any Law relating to anti-corruption, bribery or similar matters. To the Knowledge of the Company, no Governmental Authority is investigating, examining or reviewing the Company’s compliance with any applicable provisions of any Law relating to anti-corruption, bribery or similar matters. Since January 1, 2017, the Company has implemented and maintains in effect policies and procedures reasonably designed to promote compliance by the Company and its Subsidiaries, and their respective directors, officers, and employees with applicable Laws relating to anti-corruption, anti-bribery or similar matters.

(c)           OFAC; Sanctions; Export Controls. Since January 1, 2017, the Company, its Subsidiaries, their directors and officers, and to the Knowledge of the Company, all agents, employees, Representatives and Affiliates of the Company and its Subsidiaries have been in compliance with applicable sanctions and export controls implemented by the U.S., E.U., U.K., U.N., or other jurisdiction to which the Company or any of its Subsidiaries are subject, including any sanctions or export controls administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the Bureau of Industry Security of the U.S. Department of Commerce, the U.S. Department of State, and any sanctions or export control measures under any statute, executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder (collectively, “Sanctions”), except as would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2017, none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any director, officer, agent, employee, Representative or Affiliate of the Company or any of its Subsidiaries: (i) has been or is a Person that is the subject or target of Sanctions or designated as a “Specially Designated National” or “Blocked Person” by OFAC, or any other similar designation established pursuant to Sanctions (collectively, “Sanctioned Persons”); (ii) has been or is 50% or more owned or controlled by a Sanctioned Person; (iii) has maintained or maintains any assets, employees, operations, or offices located in, or is organized under the Laws of, any country or territory that is the subject or target of comprehensive Sanctions (currently, Cuba, Iran, Syria, North Korea and the Crimea region of Ukraine, collectively, “Sanctioned Countries”); or (iv) has participated, to the Knowledge of the Company, in any transaction or business dealing with any Sanctioned Person, except as disclosed in Section 3.21(c) of the Company Disclosure Letter, or in any Sanctioned Country, except as lawful for a U.S. Person. The Company and its Subsidiaries have in place controls reasonably designed to prevent prohibited business with or in Sanctioned Countries.

3.22          Anti-Money Laundering Laws. The Company and its Subsidiaries and each of their respective officers and directors, in their capacity as such, and, to the Knowledge of the Company, other Persons acting on behalf of the Company, in their capacity as such have at all times since January 1, 2017 been in material compliance with applicable Anti-Money Laundering Laws. The Company and its Subsidiaries have implemented and maintain in effect policies and procedures reasonably designed to ensure compliance with Anti-Money Laundering Laws by the Company and its Subsidiaries. Since January 1, 2017, (i) the Company and its Subsidiaries have not received from any Governmental Authority any written notice, or inquiry regarding an actual or alleged violation of Anti-Money Laundering Law; or (ii) made any voluntary or involuntary disclosure to a Governmental Authority regarding an actual or alleged violation of Anti-Money Laundering Laws.

3.23          Legal Proceedings; Orders.

(a)           No Legal Proceedings. There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or against any present or former officer or director of the Company or any of its Subsidiaries in such individual’s capacity as such that would have a Company Material Adverse Effect.

(b)           No Orders. Neither the Company nor any of its Subsidiaries or any of their assets, rights or properties (including Intellectual Property) is subject to any order, writ, judgment, injunction, decree or award of any kind or nature that would (i) prevent or materially delay the consummation of the Merger or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement or (ii) have a Company Material Adverse Effect.

(c)           No Product Liability. Except as would not have a Company Material Adverse Effect, since January 1, 2019, there have not been any claims or allegations made in writing made to the Company or its Subsidiaries with respect to any Company Products under any theory of tort liability, including strict liability, product liability, defects, errors, failure to warn, negligence, warranty or indemnity, other than individual requests for customer support or customer complaints in the ordinary course of business. Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries comply with all Industry Standards and take commercially reasonable actions to monitor, police and terminate user misconduct that occurs in connection with the use of any Company Products.

3.24          Insurance.

(a)           Policies and Programs. Except as would not have a Company Material Adverse Effect, each of the insurance policies and all self-insurance programs and arrangements which have been bound in the last twelve (12) months relating to the business, assets and operations of the Company and its Subsidiaries is in full force and effect.

(b)           No Cancellation. As of the date of this Agreement, except as would not have a Company Material Adverse Effect, since January 1, 2019, neither the Company nor any of its Subsidiaries have received any written notice regarding any cancellation or invalidation of any material insurance policy other than in connection with ordinary renewals. All premiums due with respect to such material insurance policies have been paid in accordance with the terms thereof.

3.25          Related Person Transactions. Except for compensation or other employment arrangements in the ordinary course of business, there are, and since January 1, 2019, there have been, no Contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director, officer or employee) thereof or any holder of 5% or more of the shares of Company Common Stock, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

3.26          Brokers. Other than Allen & Company, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries, or any officer, director or employee thereof, or any other Person who is entitled to any financial advisor, investment banking, brokerage, finder’s or other fee or commission from the Company or its Subsidiaries, in each case in connection with the Merger. A copy of the Company’s engagement letter with Allen & Company in connection with the Merger has been made available to Parent.

3.27          Exclusivity of Representations and Warranties.

(a)            No Other Representations and Warranties. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV:

(i)            neither Parent or Merger Sub nor any of their respective Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to Parent or Merger Sub, their Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii)           no Person has been authorized by Parent or Merger Sub, any of their Subsidiaries or any of their respective Affiliates or Representatives to make any representation or warranty relating to Parent or Merger Sub, their respective Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by the Company or any of its Affiliates or Representatives as having been authorized by Parent or Merger Sub, any of their respective Subsidiaries or any of their Affiliates or Representatives (or any other Person); and

(iii)          the representations and warranties made by Parent or Merger Sub in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and each of Parent and Merger Sub hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)          No Reliance. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i)            any representation or warranty, express or implied;

(ii)           any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Company or any of its Affiliates or Representatives, in connection with presentations by or discussions with Parent’s management whether prior to or after the date of this Agreement or in any other forum or setting; or

(iii)          the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

With respect to any Section of this Article IV, except (a) as disclosed in the reports, statements and other documents filed by Parent with the SEC or furnished by Parent to the SEC, in each case pursuant to the Exchange Act on or after July 1, 2021, and at least twenty-four (24) hours prior to the date of this Agreement (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Note About Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature) (the “Parent Recent SEC Reports”) (it being understood that (i) any matter disclosed in any Parent Recent SEC Report will be deemed to be disclosed in a section of the Parent Disclosure Letter only to the extent that it is reasonably apparent from such disclosure in such Parent Recent SEC Report that it is applicable to such section of the Parent Disclosure Letter and (ii) this clause (a) will not apply to any of Section 4.2 or Section 4.8); or (b) as set forth in the Parent Disclosure Letter, Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1          Organization; Good Standing.

(a)            Parent. Parent (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to be in such good standing, or to have such power or authority, would not prevent or materially delay the ability of Parent to consummate the Merger.

(b)            Merger Sub. Merger Sub (i) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to be in such good standing, or to have such power or authority, would not prevent or materially delay the ability of Merger Sub to consummate the Merger. Merger Sub has been formed solely for the purpose of engaging in the Merger and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no material liabilities or obligations other than as contemplated by this Agreement. Parent or a direct or indirect Subsidiary of Parent is the sole record and beneficial stockholder of Merger Sub.

(c)            Organizational Documents. Parent has made available to the Company true, correct and complete copies of the articles of incorporation, bylaws and other similar organizational documents of Parent and Merger Sub, each as amended to date. Neither Parent nor Merger Sub is in violation of its articles of incorporation, bylaws or other similar organizational document, except where the failure to be in such good standing, or to have such power or authority, would not prevent or materially delay the ability of Parent and Merger Sub to consummate the Merger. The articles of incorporation, bylaws or other similar organizational document of Parent and Merger Sub are in full force and effect on the date of this Agreement.

4.2          Corporate Power; Enforceability. Each of Parent and Merger Sub has the requisite power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) consummate the Merger. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder and the consummation of the Merger have been duly authorized by all necessary action on the part of each of Parent and Merger Sub and, other than the adoption of this Agreement by Parent or the applicable direct or indirect Subsidiary of Parent immediately following the execution and delivery of this Agreement in its capacity as sole stockholder of Merger Sub in accordance with applicable Law and the certificate of incorporation and bylaws of Merger Sub, no additional actions on the part of Parent or Merger Sub are necessary to authorize (i) the execution and delivery of this Agreement by each of Parent and Merger Sub; (ii) the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder; or (iii) the consummation of the Merger or the other transactions contemplated by this Agreement (other than the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to laws governing specific performance, injunctive relief and other equitable remedies and general principles of equity.

4.3          Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective covenants and obligations hereunder, and the consummation of the Merger do not (a) violate or conflict with any provision of the certificate of incorporation, bylaws or other similar organizational documents of Parent or Merger Sub; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party; (c) assuming the consents, approvals and authorizations referred to in Section 4.4 have been obtained, violate or conflict with any Law applicable to Parent or Merger Sub; or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the material properties or material assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger.

4.4          Requisite Governmental Approvals. No Consent of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the (a) execution and delivery of this Agreement by each of Parent and Merger Sub; (b) performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) consummation of the Merger, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws or Foreign Investment Laws, including the approvals set forth in Section 7.1(b) and Section 7.1(c) of the Company Disclosure Letter; (iv) the rules of NASDAQ and (v) such other Consents the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger.

4.5          Legal Proceedings; Orders.

(a)            No Legal Proceedings. As of the date of this Agreement, there are no Legal Proceedings pending or, to the Knowledge of Parent or any of its Affiliates, threatened against Parent or Merger Sub that would, individually or in the aggregate prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

(b)            No Orders. Neither Parent nor Merger Sub is subject to any order of any kind or nature that would prevent or materially delay the consummation of the Merger.

4.6          Ownership of Company Common Stock. Neither Parent nor Merger Sub is (or has been during the two years prior to the date of this Agreement) an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company, assuming that the representations of the Company set forth in Section 3.3(c) are true and correct.

4.7          Brokers. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisor, investment banking, brokerage, finder’s or other fee or commission for which the Company would be liable in connection with the Merger.

4.8          No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement and the Merger. The vote or consent of Parent, as the sole stockholder of Merger Sub, is the only vote or consent of the capital stock of, or other equity interest in, Merger Sub necessary to adopt and approve this Agreement and the Merger.

4.9          Sufficient Funds. Parent has available and will have available at the Effective Time the funds necessary for the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger.

4.10        Exclusivity of Representations and Warranties.

(a)           No Other Representations and Warranties. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III:

(i)            neither the Company nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii)          no Person has been authorized by the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives to make any representation or warranty relating to the Company, its Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by Parent, Merger Sub or any of their respective Affiliates or Representatives as having been authorized by the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives (or any other Person); and

(iii)         the representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)           No Reliance. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i)            any representation or warranty, express or implied;

(ii)           any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Merger, in connection with presentations by or discussions with the Company’s management whether prior to or after the date of this Agreement or in any other forum or setting; or

(iii)          the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

Article V
INTERIM OPERATIONS OF THE COMPANY

5.1           Affirmative Obligations. Except (a) as expressly contemplated by this Agreement; (b) as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter; (c) as contemplated by Section 5.2; (d) as approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed); or (e) as required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will, and will cause each of its Subsidiaries to, (i) use its respective reasonable best efforts to maintain its existence in good standing pursuant to applicable Law; (ii) subject to the restrictions and exceptions set forth in Section 5.2 or elsewhere in this Agreement, conduct its business and operations in the ordinary course of business, except with respect to actions or omissions that constitute COVID-19 Measures; and (iii) use its respective reasonable best efforts, consistent with its operations in the ordinary course of business, to (A) preserve intact its material assets, properties, Contracts or other legally binding understandings, licenses and business organizations; (B) keep available the services of its current officers and key employees; and (C) preserve its current relationships and goodwill with customers, suppliers, partners, platform providers, manufacturers, distributors, lessors, licensors, licensees, creditors, contractors and other Persons with which the Company or any of its Subsidiaries has business relations.

5.2           Forbearance Covenants. Except (i) as set forth in Section 5.2 of the Company Disclosure Letter; (ii) as approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed); (iii) for actions or omissions that constitute COVID-19 Measures (following reasonable prior consultation with Parent); (iv) as expressly contemplated by the terms of this Agreement; or (v) as required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will not, and will not permit any of its Subsidiaries (it being understood and agreed that the Company’s obligations with respect to the following, to the extent pertaining to the Specified JV Entities, shall be limited solely to its obligation not to, and to cause its Subsidiaries (other than the Specified JV Entities) not to, actively permit, authorize or consent to any of the following actions to be taken by any of the Specified JV Entities to the extent that the Company or such Subsidiary (other than the Specified JV Entities) has the right to permit, authorize or consent to such action), to:

(a)            amend or otherwise change the Charter, the Bylaws or any other similar organizational document, other than, with respect to the Company’s wholly owned Subsidiaries, any immaterial or ministerial amendments thereto;

(b)            propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c)            issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities, except (x) for the issuance and sale of shares of Company Common Stock pursuant to the exercise or settlement, as applicable, of Company Options or Company Stock-Based Awards in accordance with their terms or (y) as provided on Section 5.2(h) of the Company Disclosure Letter;

(d)            directly or indirectly acquire, repurchase or redeem any Company Securities or any securities of its Subsidiaries, except for (A) forfeitures, repurchases or withholding of Company Securities pursuant to the terms and conditions of Company Options and Company Stock-Based Awards in accordance with their terms or (B) transactions between the Company and any of its direct or indirect wholly owned Subsidiaries, or among any of the Company’s direct or indirect wholly owned Subsidiaries;

(e)            (A) adjust, split, subdivide, combine or reclassify any shares of capital stock, or issue or authorize or propose the issuance of any other Company Securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interest; (B) declare, set aside, authorize, establish a record date for or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for (x) cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries or (y) one regular cash dividend on Company Common Stock in an amount per share of Company Common Stock not in excess of $0.47; provided that the declaration, record and payment date of such dividend shall be consistent with the historical declaration, record and payment date for the dividend on Company Common Stock from fiscal year 2021 or if such date is not a Business Day, the next day that is a Business Day; (C) pledge or encumber any shares of its capital stock or other equity or voting interest; or (D) modify the terms of any shares of its capital stock or other equity or voting interest;

(f)            (A) incur, assume, suffer or modify the terms of any Indebtedness (including any long-term or short-term debt) or issue any debt securities, except (1) for trade payables incurred in the ordinary course of business; (2) for loans or advances to direct or indirect wholly owned Subsidiaries of the Company or (3) for borrowings and letter of credit issuances under the Credit Facility in the ordinary course of business consistent with past practice; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company; or (C) mortgage, pledge or otherwise encumber any assets, tangible or intangible, or create or suffer to exist any Lien thereupon (other than Permitted Liens);

(g)            except in consultation with Parent, terminate any employee at the level of Senior Vice President or above (other than for cause) or hire any new employee at the level of Senior Vice President or above;

(h)            (A) enter into, adopt, amend (including accelerating vesting), modify or terminate any Employee Plan or any agreement, trust, plan, fund or other arrangement that would be an Employee Plan if it were in existence as of the date of this Agreement; (B) increase the compensation or benefits of any Company Employee; (C) pay any special bonus or special remuneration to any Company Employee or pay any benefit not required by any Employee Plan; (D) grant any severance or termination pay to any Company Employee; or (E) grant to any Company Employee any right to reimbursement, indemnification or payment for any Taxes, including any Taxes incurred under Section 409A or 4999 of the Code on any of the foregoing, except, in each case, as required by applicable Law or the terms of any Employee Plan;

(i)            settle, release, waive or compromise any pending or threatened Legal Proceeding (which shall include Specified Litigation) against the Company or its Subsidiaries or agree to any remedies with respect to any Legal Proceeding or settlement thereof, except for the settlement of any Legal Proceedings or series of Legal Proceedings arising out of the same type of act or occurrence solely for monetary damages in an amount (1) not in excess of $10,000,000 for such Legal Proceedings or series of Legal Proceedings or (2) that does not exceed that which is reflected or reserved against in the Audited Company Balance Sheet;

(j)            except as required by applicable Law or GAAP, (A) revalue any properties or assets material in any respect to the Company and its Subsidiaries, taken as a whole, including writing-off notes or accounts receivable, other than in the ordinary course of business; or (B) make any change in any of its accounting principles or practices;

(k)            except as required by applicable Law, (A) amend any previously filed income Tax Return or other material Tax Return of the Company or any of its Subsidiaries; (B) other than with respect to any transaction conducted at arms’-length with a third party, incur any material liabilities for Taxes other than in the ordinary course of business, (C) make, revoke or change any material Tax election of the Company or its Subsidiaries; (D) adopt or change any accounting method with respect to Taxes or change an annual accounting period; (E) settle, consent to or compromise any material Tax claim or assessment relating to the Company or any of its Subsidiaries; (F) enter into any closing agreement or advance pricing agreement (or similar agreement) in respect of a material Tax; (G) surrender any right to claim a refund for material Taxes; or (H) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment relating to the Company or any of its Subsidiaries (other than any automatic extension of time in which to file a Tax Return);

(l)            (A) incur, authorize or commit to incur any capital expenditures other than (1) consistent in all material respects with the capital expenditure budget set forth in Section 5.2(l) of the Company Disclosure Letter; or (2) pursuant to agreements in effect prior to the date of this Agreement and set forth on Section 5.2(l) of the Company Disclosure Letter; (B) other than in the ordinary course of business, enter into, modify, amend or terminate any (1) Contract (other than any Material Contract) that if so entered into, modified, amended or terminated would have a Company Material Adverse Effect; or (2) Material Contract except in the ordinary course of business consistent with past practice; (C) fail to use reasonable best efforts to maintain insurance at or more than current levels or otherwise in a manner consistent with past practice; (D) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404; (E) grant any refunds, credits, rebates or other allowances to any end user, customer, platform provider, reseller or distributor, in each case, which would be material to the Company and its Subsidiaries, taken as a whole, or materially accelerate, or materially alter practices and policies relating to, the rate of collection of accounts receivable or payment of accounts payable, in each case other than in the ordinary course of business; or (F) waive, release, grant, encumber or transfer any right material to the Company and its Subsidiaries taken as a whole, other than in the ordinary course of business;

(m)            effectuate a “plant closing” or “mass layoff” (each as defined in WARN) affecting in whole or in part any site of employment, facility, operating unit or employee, in each case, located in the United States;

(n)            voluntarily recognize any labor union, works council or similar employee organization or enter into a Collective Bargaining Agreement;

(o)            acquire (by merger, consolidation or acquisition of stock or assets or otherwise), or make any investment in any interest in, any assets or any other Person or any equity interest therein, in each case, with a value (i) in excess of $50,000,000 per transaction or series of transactions; provided that the Company shall consult with Parent prior to acquiring (by merger, consolidation or acquisition of stock or assets or otherwise) or making any investment in any interest in, any assets or any other Person or any equity interest therein, in each case, with a value in excess of $25,000,000 and less than or equal to $50,000,000 per transaction or series of transactions; and (ii) in excess of $250,000,000, in the aggregate;

(p)            make any loans, advances or capital contributions to, or investments for treasury management purposes in, any other Person, except for (i) advances to directors, officers and other employees for travel and other business-related expenses incurred in connection with such person’s role at the Company or one of its Subsidiaries in the ordinary course of business consistent with past practice in accordance with Company policies for travel and business expenses, (ii) capital contributions made in response to any COVID-19 Measures or (iii) any investments in publicly-traded or private securities in the ordinary course of business consistent with past practice with a value equal to up to ten percent (10%) of the aggregate amount of all cash and cash equivalents of the Company as reflected in the most recent consolidated balance sheets (and the notes thereto) of the Company and its Subsidiaries;

(q)            (A) sell or otherwise dispose of (whether by merger, consolidation or disposition of stock or assets or otherwise) any assets constituting a material line of business or any corporation, partnership or other business organization or material division thereof or (B) subject to a Lien, sell, assign, license (or grant a covenant not to sue or similar rights under), sublicense, transfer, allow to lapse or expire, pledge, abandon, discontinue, fail to maintain or otherwise dispose of any other material assets of the Company or any of its Subsidiaries or any material items of Company Intellectual Property, other than (x) agreements for distribution of Company Products that are not prohibited by Section 5.2(t) and (y) licenses granted by the Company or its Subsidiaries in the ordinary course of business consistent with past practice;

(r)            modify any of its Privacy Policies or the integrity, security or operation of the IT Assets used in their businesses, in each case, in any materially adverse manner to the Company and its Subsidiaries, taken as a whole, except as required by applicable Law (as determined by the Company in its reasonable judgment);

(s)            enter into any new business segment that is not reasonably related to any of the Company’s and its Subsidiaries’ existing business segments on the date of this Agreement;

(t)            enter into any agreement of the type listed on Section 5.2(t) of the Company Disclosure Letter; or

(u)            enter into, authorize or commit to enter into a Contract or other agreement to take any of the actions prohibited by this Section 5.2.

5.3           No Solicitation.

(a)            No Solicitation or Negotiation. Subject to the terms of Section 5.3(b), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will cease and cause to be terminated any discussions or negotiations with and terminate any data room access (or other diligence access) of any Person and its Affiliates, directors, officers, employees, consultants, agents, representatives and advisors (collectively, “Representatives”) relating to any Acquisition Transaction. Promptly following the date of this Agreement, the Company will request that each Person (other than Parent and its Representatives) that has, prior to the date of this Agreement, executed a confidentiality agreement in connection with its consideration of acquiring the Company to promptly return or destroy all non-public information furnished to such Person by or on behalf of the Company or any of its Subsidiaries prior to the date of this Agreement in accordance with the terms of such confidentiality agreement. Subject to the terms of Section 5.3(b) and Section 5.3(d), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and its Subsidiaries and their respective directors, executive and other officers will not, and the Company will not authorize or direct any of its or its Subsidiaries’ employees, consultants or other Representatives to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal, offer or inquiry that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries (other than Parent, Merger Sub or any designees of Parent or Merger Sub), in any such case in connection with any Acquisition Proposal or with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, or with respect to any inquiries from third Persons relating to making a potential Acquisition Proposal (other than solely to inform such Persons of the provisions contained in this Section 5.3); (iv) approve, endorse or recommend any proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; (v) enter into any letter of intent, memorandum of understanding, merger agreement, expense reimbursement agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”); or (vi) authorize or commit to do any of the foregoing. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will not be required to enforce, and will be permitted to waive, any provision of any standstill or confidentiality agreement to the extent necessary to permit a confidential proposal being made to the Company Board (or any committee thereof).

(b)            Superior Proposals. Notwithstanding anything to contrary set forth in this Section 5.3, from the date of this Agreement until the Company obtains the Requisite Stockholder Approval, the Company and the Company Board (or a committee thereof) may, directly or indirectly through one or more of their Representatives (including the Company’s legal and financial advisors), following the execution of an Acceptable Confidentiality Agreement, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries to any Person or its Representatives (including, for these purposes, sources of financing) that has made or delivered to the Company a bona fide written Acquisition Proposal after the date of this Agreement that did not result or arise from a breach of Section 5.3(a), but only if the Company Board has determined in good faith (after consultation with the Company’s financial advisor and outside legal counsel) that (i) such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal; and (ii) the failure to take the actions contemplated by this Section 5.3(b) would be inconsistent with its fiduciary duties pursuant to applicable Law. In connection with the foregoing, the Company will prior to or contemporaneously make available to Parent any non-public information concerning the Company and its Subsidiaries that is provided to any such Person or its Representatives that was not previously made available to Parent.

(c)          No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as provided by Section 5.3(d), at no time after the date of this Agreement may the Company Board (or a committee thereof):

(i)            (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Parent; (B) adopt, approve or recommend an Acquisition Proposal; (C) fail to publicly reaffirm the Company Board Recommendation within 10 Business Days following Parent’s written request made promptly following the occurrence of a material event or development relating to or reasonably likely to have a material effect on the Merger or the vote by the Company Stockholders at the Company Stockholder Meeting (or if the Company Stockholder Meeting is scheduled to be held within 10 Business Days, then within one Business Day after Parent so requests); (D) take any formal action or make any recommendation in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Company Board (or a committee thereof) may refrain from taking a position with respect to an Acquisition Proposal until the close of business on the 10th Business Day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of this Section 5.3); or (E) fail to include the Company Board Recommendation in the Proxy Statement (any action described in clauses (A) through (E), a “Company Board Recommendation Change”), it being understood that neither (1) the determination in itself by the Company Board (or a committee thereof) that an Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal nor (2) the delivery in itself by the Company to Parent of any notice contemplated by Section 5.3(d) will constitute a Company Board Recommendation Change or violate this Section 5.3; or

(ii)            cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(d)         Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval:

(i)            other than in connection with a bona fide Acquisition Proposal that constitutes a Superior Proposal, the Company Board may effect a Company Board Recommendation Change in response to an Intervening Event if the Company Board determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable Law and then if and only if:

(1)            the Company has provided prior written notice to Parent at least three Business Days in advance to the effect that the Company Board has (A) so determined; and (B) resolved to effect a Company Board Recommendation Change pursuant to this Section 5.3(d)(i), which notice will describe the Intervening Event in reasonable detail; and

(2)            prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such three Business Day period, have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent requests in writing to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Company Board no longer determines in good faith that the failure to make a Company Board Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties pursuant to applicable Law; and (B) provided Parent and its Representatives with an opportunity to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation); or

(ii)           if the Company has received a bona fide written Acquisition Proposal that the Company Board has concluded in good faith (after consultation with the Company’s financial advisor and outside legal counsel) is a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Superior Proposal or (B) authorize the Company to terminate this Agreement pursuant to Section 8.1(h) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, in each case if and only if:

(1)            the Company Board determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable Law;

(2)            such Acquisition Proposal did not result from a breach of this Section 5.3; and

(3)            (i) the Company has provided prior written notice to Parent at least three Business Days in advance (the “Notice Period”) to the effect that the Company Board has (A) received a bona fide written Acquisition Proposal that has not been withdrawn; (B) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (C) resolved to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to this Section 5.3(d)(ii), which notice will describe the basis for such Company Board Recommendation Change or termination, including the identity of the Person or “group” of Persons making such Acquisition Proposal, the material terms and conditions of such Acquisition Proposal and copies of all relevant documents relating to such Acquisition Proposal; and (ii) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Notice Period, have (1) negotiated with Parent and its Representatives in good faith (to the extent that Parent requests in writing to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; and (2) provided Parent and its Representatives with an opportunity to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation), it being understood that (a) in the event of any material revisions to such Acquisition Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(d)(ii)(3) with respect to such new written notice (with the “Notice Period” in respect of such new written notice being two Business Days, provided that such new notice shall in no event shorten the original three Business Day notice period); and (b) the Company Board, at the end of the Notice Period (after consultation with the Company’s financial advisor and outside legal counsel), must have in good faith reaffirmed its determination that such bona fide written Acquisition Proposal is a Superior Proposal.

(e)            Notice. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will promptly (and, in any event, by the later of (i) 24 hours from the receipt thereof or (ii) 5:00 p.m., Pacific time, on the next Business Day) notify Parent if (x) any Acquisition Proposal is, to the Knowledge of the Company or of any member of the Company Board, received by the Company or any of its Representatives, (y) any inquiry from any third Person that would be reasonably expected to result in an Acquisition Proposal is, to the Knowledge of the Company or of any member of the Company Board, received by the Company or any of its Representatives, or (z) to the Knowledge of the Company or of any member of the Company Board, any non-public information is requested by any third Person that would be reasonably expected to result in an Acquisition Proposal from or any discussions or negotiations that would be reasonably expected to result in an Acquisition Proposal are sought by any third Person to be initiated or continued with the Company or any of its Representatives. Such notice must include (A) the identity of the Person or “group” of Persons making such offers or proposals (unless, in each case, such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such Person or “group” of Persons that is in effect on the date of this Agreement); and (B) a summary of the material terms and conditions of such offers or proposals or if such Acquisition Proposal or request is in writing, a copy thereof. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis, of the status and terms of any such offers or proposals (including any amendments thereto) and the status of any such discussions or negotiations.

(f)            Certain Disclosures. So long as the Company Board expressly publicly reaffirms the Company Board Recommendation in such disclosure (other than a customary “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act), then nothing in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (iii) making any disclosure to the Company Stockholders (including regarding the business, financial condition or results of operations of the Company and its Subsidiaries) that the Company Board (or a committee thereof), after consultation with outside counsel, has determined in good faith is required by applicable Law. In addition, so long as the Company Board expressly publicly reaffirms the Company Board Recommendation in such disclosure (other than a customary “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act), then it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company or the Company Board solely that (A) describes the Company’s receipt of an Acquisition Proposal; (B) identifies the Person making such Acquisition Proposal; (C) provides the material terms of such Acquisition Proposal; or (D) describes the operation of this Agreement with respect thereto will not be deemed to be (1) a withholding, withdrawal, amendment, qualification or modification, or proposal by the Company Board (or a committee thereof) to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation; (2) an adoption, approval or recommendation with respect to such Acquisition Proposal; or (3) a Company Board Recommendation Change.

(g)            Breach by Representatives. The Company agrees that any action taken by any Representative (other than any employee or consultant of the Company who is not at the senior vice president level or above or other officer of the Company) of the Company that, if taken by the Company, would be a breach of this Section 5.3, then such action will be deemed to constitute a breach by the Company of this Section 5.3.

5.4           No Control of the Company’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

Article VI
ADDITIONAL COVENANTS

6.1          Required Action and Forbearance; Efforts.

(a)            Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement and provided that at all times the provisions of Section 6.2 shall govern the matters set forth therein, Parent and Merger Sub, on the one hand, and the Company, on the other hand, will use their respective reasonable best efforts to (A) take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Merger, including by using reasonable best efforts to:

(i)            cause the conditions to the Merger set forth in Article VII to be satisfied;

(ii)          (1) seek to obtain all consents, waivers, approvals, orders and authorizations from Governmental Authorities; and (2) make all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Merger; and

(iii)         (1) seek to obtain all consents, waivers and approvals and (2) deliver all notifications pursuant to any Material Contracts (or other applicable Contracts of the Company or its Subsidiaries) in connection with this Agreement and the consummation of the Merger so as to seek to maintain and preserve the benefits to the Surviving Corporation of such Material Contracts (or other applicable Contracts of the Company or its Subsidiaries) as of and following the consummation of the Merger, in each of cases (1) and (2) to the extent directed to do so by Parent following consultation therewith.

(b)            No Failure to Take Necessary Action. In addition to the foregoing, subject to the terms and conditions of this Agreement, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, will take any action, or fail to take any action, that is intended to or has (or would reasonably be expected to have) the effect of (i) preventing or materially impairing or materially delaying or otherwise materially adversely affecting the consummation of the Merger; or (ii) the ability of such Party to fully perform its obligations pursuant to this Agreement. For the avoidance of doubt, no action by the Company taken in compliance with Section 5.3 will be considered a violation of this Section 6.1.

6.2          Regulatory Approvals.

(a)            Antitrust Law and Foreign Investment Law Filings. Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, will use their respective reasonable best efforts to (i) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act promptly following the date of this Agreement; and (ii) promptly file comparable pre-merger or post-merger notification filings, forms and submissions with any Governmental Authority that are required by other applicable Antitrust Laws or Foreign Investment Laws or that are, in the reasonable judgment of Parent, advisable in connection with the Merger, as identified in Section 6.2(a) of the Company Disclosure Letter, provided that Parent shall make the final decision as to any required or advisable filings. Each of Parent and the Company will (A) cooperate and coordinate (and cause its respective Affiliates to cooperate and coordinate, if applicable) with the other in the making of such filings; (B) use its respective reasonable best efforts to supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) use its respective reasonable best efforts to supply (or cause the other to be supplied) any additional information that reasonably may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; (D) use its respective reasonable best efforts to take all action necessary to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws or Foreign Investment Laws applicable to the Merger; and (2) obtain any required consents pursuant to any Antitrust Laws or Foreign Investment Laws applicable to the Merger, in each case as soon as practicable; and (E) prior to independently participating in any meeting, or engaging in any substantive conversation, with any Governmental Authority in respect of any such filings or any investigations or other inquiries relating thereto, provide notice to the other party of such meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. Parent shall, after good faith consultation with the Company and after considering, in good faith, the Company’s views and comments, control and lead all communications, negotiations, timing decisions, and strategy on behalf of the parties relating to regulatory approvals under the Antitrust Laws or Foreign Investment Laws, and any litigation matters pertaining to the Antitrust Laws or Foreign Investment Laws, subject to Parent’s obligation hereunder (but subject to the limitations herein) to use its reasonable best efforts to take all action necessary to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws or Foreign Investment Laws applicable to the Merger and (2) obtain any required consents pursuant to any Antitrust Laws or Foreign Investment Laws applicable to the Merger, in each case as soon as practicable, and the Company shall take all reasonable actions to support Parent in connection therewith. Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Affiliates), on the other hand, will permit the other Party and its Representatives to review in advance any written communication proposed to be made by such Party to any Governmental Authority and will consider in good faith the views of the other Party and promptly inform the other Party of any substantive communication from any Governmental Authority regarding the Merger in connection with such filings. If any Party or Affiliate thereof receives a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any other Antitrust Laws or Foreign Investment Laws applicable to the Merger, then such Party will use reasonable best efforts to make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request. Each of Parent and the Company may, as they deem necessary, designate any sensitive materials to be exchanged in connection with this Section 6.2 as “outside-counsel only.” Any such materials, as well as the information contained therein, shall be provided only to a receiving party’s outside counsel (and mutually acknowledged outside consultants) and not disclosed by such counsel (or consultants) to any employees, officers, or directors of the receiving party without the advance written consent of the party supplying such material or information.

(b)          Regulatory Remedies. In furtherance and not in limitation of the foregoing, if and to the extent necessary to obtain clearance of the Merger pursuant to the HSR Act and any other Antitrust Laws or Foreign Investment Laws set forth in Section 7.1(b) and Section 7.1(c) of the Company Disclosure Letter, each of Parent and Merger Sub (and their respective Affiliates) will and, solely to the extent requested by Parent, the Company and its Affiliates will: (i) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (A) the sale, divestiture, license or other disposition of assets (whether tangible or intangible), rights, products or businesses of the Company and its Subsidiaries; and (B) any other restrictions on the activities of the Company and its Subsidiaries; and (ii) contest, defend and appeal any Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger. Notwithstanding the foregoing, Parent will not be required, either pursuant to this Section 6.2(b) or otherwise, to offer, negotiate, commit to, effect or otherwise take any action would reasonably be expected to (i) have a material adverse impact on the Company and its Subsidiaries, taken as a whole, (ii) have a material impact on the benefits expected to be derived from the Merger by Parent or (iii) have a more than immaterial impact on any business or product line of Parent (any of clauses (i), (ii) or (iii), a “Burdensome Condition”).

6.3          Proxy Statement.

(a)          Preparation. Promptly after the execution of this Agreement the Company will prepare (with Parent’s reasonable cooperation) and file as promptly as practicable, and in any event within 20 Business Days after the date of this Agreement, with the SEC a preliminary proxy statement to be sent to the Company Stockholders in connection with the Company Stockholder Meeting (the proxy statement, including any amendments or supplements, the “Proxy Statement”) relating to the Company Stockholder Meeting. The Company will not file the Proxy Statement with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company will give due consideration to all reasonable additions, deletions or changes suggested by Parent or its counsel. Subject to Section 5.3, the Company must include the Company Board Recommendation in the Proxy Statement. The Company will use its reasonable best efforts to resolve all SEC comments, if any, with respect to the Proxy Statement as promptly as practicable after receipt thereof. Promptly following confirmation by the SEC that the SEC has no further comments, the Company will cause the Proxy Statement in definitive form to be mailed to the Company Stockholders.

(b)          Assistance. Each of the Company, Parent and Merger Sub will furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other Party to be included therein and will otherwise reasonably assist and cooperate with the other in the preparation, filing and distribution of the Proxy Statement and the resolution of any comments to either received from the SEC.

(c)          SEC Correspondence. The Parties will notify each other promptly of the receipt of any comments, whether written or oral, from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information, and will supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to such filings.

(d)          No Amendments. Except in connection with a Company Board Recommendation Change, or incorporation of filings by reference, no amendment or supplement to the Proxy Statement will be made by the Company without the approval of Parent, which approval will not be unreasonably withheld, conditioned or delayed.

(e)          Accuracy; Supplied Information.

(i)          Company. On the date of filing, the date of mailing to the Company Stockholders (if applicable) and at the time of the Company Stockholder Meeting, the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by the Company with respect to any information supplied by Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement. The information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will not, at the time that such Proxy Statement is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(ii)          Parent. The information supplied by Parent, Merger Sub and their respective Affiliates for inclusion or incorporation by reference in the Proxy Statement will not, at the time that the Proxy Statement is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no covenant is made by Parent or Merger Sub with respect to any information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement.

6.4          Company Stockholder Meeting.

(a)          Call of Company Stockholder Meeting. The Company will take all action necessary in accordance with the DGCL, the Charter, the Bylaws and the rules of NASDAQ to establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) as promptly as reasonably practicable following the mailing of the Proxy Statement to the Company Stockholders, for the sole purpose of obtaining the Requisite Stockholder Approval and obtaining advisory approval of the compensation that the Company’s named executive officers may receive in connection with the Merger (and, if applicable, for the Company Stockholders to act on such other matters of procedure required in connection with the adoption of this Agreement and matters required by applicable Law to be voted on by the Company Stockholders in connection with the adoption of this Agreement). Notwithstanding anything to the contrary in this Agreement, the Company will convene, subject to Section 6.4(b), and hold the Company Stockholder Meeting on or around the 20th Business Day following the mailing of the Proxy Statement to the Company Stockholders or on such other date elected by the Company with Parent’s consent (not to be unreasonably withheld, conditioned or delayed). Subject to Section 5.3 and unless there has been a Company Board Recommendation Change, the Company will include (i) the Company Board Recommendation in the Proxy Statement; and (ii) use its reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approval.

(b)          Adjournment of Company Stockholder Meeting. The Company will cooperate with and keep Parent informed upon Parent’s reasonable request regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to the Company Stockholders. The Company will be permitted to postpone or adjourn the Company Stockholder Meeting if, but only if, (i) as of the time that the Company Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement), there are holders of an insufficient number of shares of the Company Common Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting, (ii) the Company Board has determined in good faith (after consultation with outside legal counsel) (A) that it is required by applicable Law or order to postpone or adjourn the Company Stockholder Meeting, (B) that such postponement or adjournment is required by applicable Law to ensure that any supplement or amendment to the Proxy Statement that is required by applicable Law is provided to Company Stockholders with adequate time for review prior to the Company Stockholder Meeting or (C) that such postponement or adjournment is necessary to permit completion of any pending Notice Period in respect of a Company Board Recommendation Change, (iii) the Company is requested to postpone or adjourn the Company Stockholder Meeting by the SEC or its staff or (iv) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed). In no event will the Company Stockholder Meeting be postponed or adjourned (i) by more than 10 calendar days at a time without the prior written consent of Parent; or (ii) with respect to Section 6.4(b)(i), by more than 30 calendar days after the date on which the Company Stockholder Meeting was (or was required to be) originally scheduled without the prior written consent of Parent. In no event will the record date of the Company Stockholder Meeting be changed without Parent’s prior written consent. The Company will postpone or adjourn the Company Stockholder Meeting on one or more occasions for an aggregate period of up to 30 days if so requested by Parent (and subsequently hold the Company Stockholder Meeting as promptly as practicable after such postponement or adjournment), in each case, if, on the date for which the Company Stockholder Meeting is then-scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Requisite Stockholder Approval, whether or not a quorum is present. Without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company Stockholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the Company Stockholders at the Company Stockholder Meeting.

6.5          Anti-Takeover Laws. The Company and the Company Board will (a) take all actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Merger; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Merger, take all action within their power to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger.

6.6          Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will afford Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, books and records, facilities and personnel and Representatives of the Company, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law or regulation requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information, provided that the Company shall take all reasonable steps to permit inspection of or to disclose such information and to respond in a timely manner to all subsequent queries by Parent and its Representatives based on such information on a basis that does not compromise the Company’s attorney-client or other privilege with respect thereto; (c) access to a Contract in effect as of the date of this Agreement to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right to terminate or accelerate the rights pursuant to, such Contract; or (d) such access unreasonably interferes with the conduct of the business of the Company and its Subsidiaries or creates a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Subject to applicable Law and the immediately preceding sentence, the Company will provide Parent with reports of the Company reasonably requested by Parent. Any access to the properties (including systems) of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. Notwithstanding anything to the contrary herein, the Company may satisfy its obligations set forth above by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law as a result of COVID-19 or any COVID-19 Measures. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.6 (including pursuant the actions contemplated by Section 6.6 of the Company Disclosure Letter). All requests for access pursuant to this Section 6.6 must be directed to the Chief Legal Officer of the Company, or another person designated in writing by the Company. Following the execution and delivery of this Agreement, the Parties will use commercially reasonable efforts to take the actions set forth on Section 6.6 of the Company Disclosure Letter. For the avoidance of doubt, notwithstanding anything to the contrary contained herein, this Agreement shall not be deemed to prohibit any action taken pursuant to the preceding sentence.

6.7          Section 16(b) Exemption. The Company will take all actions reasonably necessary to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of the Company, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act. Parent will take all actions reasonably necessary to cause the Merger, and any acquisitions of equity securities of Parent (including derivative securities) in connection with the Merger by each individual who is contemplated to become a director or executive officer of Parent, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.8          Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a)          Indemnified Persons. The Surviving Corporation will (and Parent shall cause the Surviving Corporation to) honor and fulfill, in all respects, the obligations of the Company pursuant to any indemnification agreements set forth on Section 6.8(a) of the Company Disclosure Letter in effect on the date of this Agreement between the Company, on the one hand, and any of its current or former directors and officers, on the other hand, and the indemnification, exculpation and advancement of expenses provisions set forth in the Charter and the Bylaws as in effect on the date of this Agreement with respect to any of the Company’s current or former directors and officers (collectively, the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) cause the certificates of incorporation, bylaws and other similar organizational documents of the Surviving Corporation to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable to the Indemnified Persons as the indemnification, exculpation and advancement of expenses provisions set forth in the Charter and the Bylaws as of the date of this Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b)          Indemnification Obligation. Without limiting the generality of the provisions of Section 6.8(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable Law or pursuant to any indemnification agreements set forth on Section 6.8(b) of the Company Disclosure Letter with the Company or any of its Subsidiaries in effect on the date of this Agreement, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time); and (ii) the Merger, as well as any actions taken by the Company, Parent or Merger Sub with respect thereto, except that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.8(b), then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, (A) the Surviving Corporation will have the right to control the defense thereof after the Effective Time; (B) each Indemnified Person will be entitled to retain his or her own counsel (the fees and expenses of which will be paid by the Surviving Corporation), whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding; (C) the Surviving Corporation will advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding, whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it is ultimately determined that such Indemnified Person is not entitled to be indemnified; and (D) no Indemnified Person will be liable for any settlement of such Legal Proceeding effected without his or her prior written consent. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation nor any of their respective Affiliates will settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such Legal Proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Corporation (which counsel will be reasonably acceptable to such Indemnified Person), the fees and expenses of which will be paid by the Surviving Corporation.

(c)          D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance. In satisfying its obligations pursuant to this Section 6.8(c), the Surviving Corporation will not be obligated to pay annual premiums in excess of 350% of the amount paid by the Company for coverage for its last full fiscal year, which amount is set forth on Section 6.8(c) of the Company Disclosure Letter (such 350% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. Prior to the Effective Time, and in lieu of maintaining the D&O Insurance pursuant to this Section 6.8(c), the Company may (or if Parent requests, the Company will) purchase a prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the annual cost for such “tail” policy does not exceed the Maximum Annual Premium. If the Company purchases such a “tail” policy prior to the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder for so long as such “tail” policy is in full force and effect.

(d)          Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns will (i) consolidate with or merge into any other Person and not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfer all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns will assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.8.

(e)          No Impairment. The obligations set forth in this Section 6.8 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.8(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person. Each of the Indemnified Persons or other persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.8(c) (and their heirs and representatives) are intended to be third-party beneficiaries of this Section 6.8, with full rights of enforcement as if a Party. The rights of the Indemnified Persons (and other persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.8(c) (and their heirs and representatives)) pursuant to this Section 6.8 will be in addition to, and not in substitution for, any other rights that such persons may have pursuant to (i) the Charter and Bylaws; (ii) the similar organizational documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries; or (iv) applicable Law (whether at law or in equity).

(f)          Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.8 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.9          Employee Matters.

(a)          Acknowledgement. Parent hereby acknowledges and agrees that a “change of control” (or similar phrase) within the meaning of each of the Employee Plans, as applicable, will occur as of the Effective Time.

(b)          Employment; Benefits. The Surviving Corporation or one of its Subsidiaries will (and Parent will cause the Surviving Corporation or one of its Subsidiaries to) continue the employment of all employees of the Company and its Subsidiaries as of the Effective Time by taking such actions, if any, as are required by applicable Law. Subject to the terms of any Collective Bargaining Agreement, for a period of twelve months following the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) either (i) maintain for the benefit of each Continuing Employee the Employee Plans (other than Employee Plans from which equity awards are granted) of the Surviving Corporation or any of its Subsidiaries (the “Company Plans”) at benefit levels that are, in the aggregate, no less than those in effect at the Company or its applicable Subsidiaries on the date of this Agreement, and provide target cash compensation and benefits (other than any equity-based compensation, retention, transaction, milestone or other one-time bonus or payment) to each Continuing Employee pursuant to such Company Plans; (ii) provide target cash compensation (other than any equity-based compensation, retention, transaction, milestone or other one-time bonus or payment), benefits and severance payments to each Continuing Employee that, taken as a whole, are no less favorable in the aggregate than the target cash compensation (other than any equity-based compensation, retention, transaction, milestone or other one-time bonus or payment), benefits and severance payments provided to such Continuing Employee immediately prior to the Effective Time (“Comparable Plans”); or (iii) provide some combination of Company Plans and Comparable Plans such that each Continuing Employee receives target cash compensation, benefits and severance payments that, taken as a whole, are no less favorable in the aggregate than the target cash compensation (other than any equity-based compensation, retention, transaction, milestone or other one-time bonus or payment), benefits and severance payments and benefits provided to such Continuing Employee immediately prior to the Effective Time. Notwithstanding anything in this Section 6.9(b) to the contrary, standard Parent compensation, benefits and/or severance that is provided to any Continuing Employee that would be provided to a similarly situated Parent employee shall be deemed to satisfy Parent’s, the Surviving Corporation’s and any Subsidiary’s obligations under this Section 6.9(b).

(c)          New Plans. To the extent that a Company Plan or Comparable Plan is made available to any Continuing Employee at or after the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries and their respective predecessors prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement, but excluding for purposes of benefit accruals under any defined benefit pension plan or post-employment welfare plan), except that such service need not be credited to the extent that it would result in duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all employee benefit plans sponsored by the Surviving Corporation and its Subsidiaries (other than the Company Plans) (such plans, the “New Plans”) to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a comparable Company Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or disability benefits to any Continuing Employee, the Surviving Corporation will cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent waived under the corresponding Old Plan, and the Surviving Corporation will cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date that such Continuing Employee’s participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan, to the extent credited under the corresponding Old Plan; and (iii) credit the accounts of such Continuing Employees pursuant to any New Plan that is a flexible spending plan with any unused balance in the account of such Continuing Employee. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time in accordance with the Company’s vacation or paid time off policies in effect immediately prior to the Effective Time.

(d)          Termination of Company’s 401(k) Plan. If requested by Parent prior to the Closing Date, the Company will terminate any and all of the Company Plans that are intended to be qualified within the meaning of Code Sections 401(a) and 401(k) (each, a “Company Qualified Plan”) effective as of the day immediately before the Closing Date but contingent upon the occurrence of the Effective Time and reflected in the resolutions of the Company Board. In such event, prior to the Closing Date and thereafter (as applicable), the Company and Parent shall use commercially reasonable efforts to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in cash or notes (representing plan loans from the Company Qualified Plan) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Continuing Employee from such Company Qualified Plan to the corresponding U.S. tax-qualified defined contribution plan maintained by Parent or one of its Subsidiaries (each, a “Parent Qualified Plan”).

(e)          Existing Arrangements. From and after the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) honor all of the Employee Plans and compensation and severance arrangements in accordance with their terms as in effect immediately prior to the Effective Time. Notwithstanding the preceding sentence, nothing will require Parent, the Surviving Corporation or any Subsidiary thereof to continue any Employee Plan, Company Plan or Comparable Plan or prohibit the Surviving Corporation or any of its Subsidiaries from amending or terminating any such plans in accordance with their terms or if otherwise required pursuant to applicable Law.

(f)          No Third-Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.9 will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate the employment of any Continuing Employee for any reason; (ii) require Parent, the Surviving Corporation or any of their respective Subsidiaries to continue any Company Plan or prevent the amendment, modification or termination thereof after the Effective Time; or (iii) create any third-party beneficiary rights in any Person.

6.10          Obligations of Merger Sub. Parent will take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.11          Notification of Certain Matters.

(a)          Notification by the Company. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will give prompt notice to Parent upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy, or failure would reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 7.2(a) or Section 7.2(b) to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Merger Sub to consummate the Merger or the remedies available to the Parties under this Agreement (and no failure to provide any such notification shall be treated as a breach of any covenant or agreement for purposes of Section 7.2(b)). The terms and conditions of the Confidentiality Agreement apply to any information provided to Parent pursuant to this Section 6.11(a).

(b)          Notification by Parent. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent will give prompt notice to the Company upon becoming aware that any representation or warranty made by Parent or Merger Sub in this Agreement has become untrue or inaccurate in any material respect, or of any failure by Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the Merger set forth in Section 7.3(a) or Section 7.3(b) to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of Parent or Merger Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the Merger or the remedies available to the Parties under this Agreement (and no failure to provide any such notification shall be treated as a breach of any covenant or agreement for purposes of Section 7.3(b)). The terms and conditions of the Confidentiality Agreement apply to any information provided to the Company pursuant to this Section 6.11(b).

6.12          Public Statements and Disclosure. The initial press release concerning this Agreement and the Merger will be a joint press release reasonably acceptable to the Company and Parent. Thereafter, the Company (unless the Company Board has made a Company Board Recommendation Change) and Parent will use their respective reasonable best efforts to consult with the other Party before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; or (c) providing any statements that are public or are reasonably likely to become public, in any such case to the extent relating to the Merger, except that the Company and Parent will not be obligated to use their respective reasonable best efforts to consult with the other Party with respect to communications that are (x) required by applicable Law, regulation or stock exchange rule or listing agreement, (y) consistent with the initial press release or other mutually agreed communications (including the Proxy Statement and other public filings made with the SEC in connection with the Agreement or the Merger) or (z) internal communications to employees of the Company or its Subsidiaries or Parent or its Subsidiaries, as applicable, that, in the good faith assessment of the Company or Parent, as applicable, would not need to be publicly filed pursuant to applicable Law. Except as required by applicable Law, regulation, stock exchange rule or listing agreement, Parent and the Company will not issue any subsequent press release concerning this Agreement or the Merger without the other Party’s consent.

6.13          Specified and Transaction Litigation.

(a)          Specified Litigation. Prior to the Effective Time, the Company will provide Parent with prompt notice of any material updates to all Specified Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. The Company will consult with Parent with respect to the defense and settlement of any Specified Litigation and will consider in good faith Parent’s advice with respect to such Specified Litigation.

(b)          Transaction Litigation. Prior to the Effective Time, the Company will provide Parent with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. The Company will (a) give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation and will consider in good faith Parent’s advice with respect to such Transaction Litigation. The Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing.

6.14          Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NASDAQ to cause (a) the delisting of the Company Common Stock from NASDAQ as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.15          Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party will use their reasonable best efforts to take such action. Without limiting the foregoing, the Company shall take the actions set forth on Section 6.15 of the Company Disclosure Letter.

6.16          Senior Notes; Credit Facility.

(a)          Senior Notes. Notwithstanding anything to the contrary in this Agreement, prior to the Effective Time, the Company shall give any notices and take all other actions necessary in accordance with the terms of the Indenture, the First Supplemental Indenture, the Second Supplemental Indenture and the Senior Notes, which actions shall include, without limitation, the Company (or its Subsidiaries) (i) giving any notices that may be required in connection with the Merger and the other transactions contemplated by this Agreement, (ii) preparing any supplemental indentures required in connection with the Merger and the other transactions contemplated by this Agreement and the consummation thereof to be executed and delivered to the Trustee at or prior to the Effective Time, in form and substance reasonably satisfactory to the Trustee and Parent, and (iii) delivering any opinions of counsel required to be delivered prior to the Effective Time and any officer’s certificates or other documents or instruments, as may be necessary to comply with all of the terms and conditions of the Indenture, the First Supplemental Indenture and the Second Supplemental Indenture in connection with the Merger and the other transactions contemplated by this Agreement, provided that opinions of counsel required by the Indenture, the First Supplemental Indenture or the Second Supplemental Indenture, as may be necessary to comply with all of the terms and conditions of the Indenture, the First Supplemental Indenture or the Second Supplemental Indenture in connection with the Merger and the other transactions contemplated by this Agreement shall be delivered by Parent and its counsel to the extent required to be delivered at or after the Effective Time.

(b)          Notifications under Senior Notes. The Company shall provide Parent and its counsel reasonable opportunity to review and comment on any notices, certificates, press releases, supplemental indentures, legal opinions, officer’s certificates or other documents or instruments required to be delivered pursuant to or in connection with the Indenture, the First Supplemental Indenture, the Second Supplemental Indenture or the Senior Notes in connection with the Merger and the other transactions contemplated by this Agreement prior to the dispatch or making thereof, and the Company shall promptly respond to any reasonable questions from, and reflect any reasonable comments made by, Parent or its counsel with respect thereto prior to the dispatch or making thereof.

(c)          Repurchase Transaction. In connection with the Merger and the other transactions contemplated by this Agreement, in the event that Parent delivers a written notice (the “Repurchase Transaction Notice”) to the Company no later than 5 Business Days prior to the Closing Date of its desire to consummate a repurchase offer, redemption or similar transaction, in each case in Parent’s sole discretion, with respect to any or all of the Senior Notes (any such transaction, a “Repurchase Transaction”), with such Repurchase Transaction Notice to include a description of the proposed terms, conditions and timing of such Repurchase Transaction, each of the Company, Parent and Merger Sub shall use their respective reasonable best efforts to, and will use their respective reasonable best efforts to cause their respective Subsidiaries and Representatives (and, in the case of the Company, the Trustee under the Indenture, the First Supplemental Indenture or the Second Supplemental Indenture, as applicable) to, cooperate with one another in good faith to permit such Repurchase Transaction to be effected on such terms, conditions and timing as set forth in the Repurchase Transaction Notice (subject to applicable law and the terms and conditions under the Indenture, the First Supplemental Indenture or the Second Supplemental Indenture, as applicable), including if so requested by Parent in the Repurchase Transaction Notice, causing such Repurchase Transaction to be consummated substantially concurrently with, but not prior to, the Closing, and the Company shall prepare and deliver, or cause to be delivered, any required documentation related thereto in form and substance reasonably satisfactory to Parent; it being understood that (i) in no event shall the Company be required to prepare or commence any documentation or action for any Repurchase Transaction that will result in such Repurchase Transaction being effective prior to the Effective Time or incur any cost or expense in connection with such Repurchase Transaction unless Parent agrees to reimburse the Company for all costs and expenses incurred by the Company in connection therewith and (ii) any opinions of counsel required by the Indenture, the First Supplemental Indenture or the Second Supplemental Indenture, as may be necessary to comply with all of the terms and conditions of the Indenture, the First Supplemental Indenture or the Second Supplemental Indenture in connection with the Repurchase Transaction shall be delivered by Parent and its counsel to the extent required to be delivered at or after the Effective Time.

(d)          Payoff of Credit Facility. On or prior to the third Business Day prior to the Closing Date, the Company shall use reasonable best efforts to deliver to Parent a copy of (A) the payoff letter (the “Payoff Letter”) in customary form from the Administrative Agent (as defined in the Credit Facility Agreement) for the Credit Facility and (B) any UCC 3 termination statements and similar instruments terminating any liens against any assets of the Company and its Subsidiaries in connection with the Credit Facility. The Payoff Letter shall (i) state the total amount required to be paid as of the anticipated Closing Date (and the daily accrual thereafter) to fully satisfy all principal, interest (including the per diem interest amount), prepayment premiums, penalties or similar obligations and all fees, costs and expenses under the Credit Facility Agreement, together with appropriate wire instructions, (ii) state that upon receipt of the applicable payoff amount, the Credit Facility Agreement and related loan documentation shall be terminated, (iii) state that all Liens and all guarantees in connection therewith relating to the assets and properties of the Company and its Subsidiaries securing the Credit Facility shall be, upon the receipt of the payoff amount and the filing of any necessary termination statements or similar documentation, released and terminated and (iv) agree to take any actions reasonably requested by the Company to release such Liens and guarantees securing the Credit Facility after the receipt of the payoff amounts. The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to take all actions reasonably requested by Parent (including delivery of any prepayment notices) to payoff, discharge and terminate the commitments under the Credit Facility Agreement, repay in full all borrowings and obligations (other than with respect to letters of credit that will be backstopped or cash collateralized with the prior written consent (not to be unreasonably withheld or delayed) of Parent or other obligations that will survive such termination) then outstanding under the Credit Facility and the release of any Liens and termination of all guarantees in connection therewith (such termination, repayment and release, the “Revolving Credit Facility Termination”) substantially concurrently with, but not prior to, the Closing; it being understood that in no event shall the Company be required to take any such action that will result in the Revolving Credit Facility Termination being effective prior to the Effective Time or incur any cost or expense in connection with such Revolving Credit Facility Termination unless Parent agrees to reimburse the Company for all costs and expenses incurred by the Company in connection therewith.

6.17          Parent Vote; Merger Sub.

(a)          Immediately following the execution and delivery of this Agreement, Parent or its applicable direct or indirect Subsidiary, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub a written consent adopting the Agreement in accordance with the DGCL.

(b)          Parent shall ensure that Merger Sub duly performs, satisfies and discharges each of the covenants, obligations and liabilities of Merger Sub under this Agreement pursuant to the terms and conditions of this Agreement, and Parent shall be jointly and severally liable with Merger Sub for the failure by Merger Sub to perform and satisfy each such covenant, obligation and liability in accordance with the terms of this Agreement.

(c)          During the period from the date of this Agreement through the earlier of the Effective Time or the date of termination of this Agreement, Merger Sub shall not engage in any activities of any nature, except as provided in or contemplated by this Agreement.

6.18          Tax Matters.

(a)          The Company and its Subsidiaries shall cooperate reasonably, as and to the extent reasonably requested by Parent, in providing any information regarding the Tax matters of the Company and its Subsidiaries. Such cooperation shall include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. In addition to the foregoing, the Company and its Subsidiaries shall use reasonable efforts after the date hereof to promptly provide Parent with the information requested pursuant to Section 6.18(a) of the Company Disclosure Letter, to the extent reasonably available.

(b)          The Company and its Subsidiaries will (i) promptly notify Parent (including a description of the applicable matter and relevant materials) if the Company receives from any Governmental Authority any material notice of deficiency, proposed adjustment, or assessment, or any notice indicating an intent to commence any material Tax Contest, and (ii) keep Parent reasonably informed of any material development in such matter and consider in good faith Parent’s comments with respect to the defense of such matter.

Article VII
CONDITIONS TO THE MERGER

7.1          Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) prior to the Effective Time of each of the following conditions:

(a)          Requisite Stockholder Approval. The Company’s receipt of the Requisite Stockholder Approval at the Company Stockholder Meeting.

(b)          Competition Approvals. The waiting periods (and any extensions thereof), if any, applicable to the Merger pursuant to the HSR Act (or under any applicable timing agreements or commitments entered into with or made to the FTC or the DOJ to extend any waiting period or not close the transactions contemplated hereby) and the other Laws set forth in Section 7.1(b) of the Company Disclosure Letter will have expired or otherwise been terminated, or all requisite clearances, consents, and approvals pursuant thereto will have been obtained in each case, without the imposition, individually or in the aggregate, of a Burdensome Condition.

(c)          Other Regulatory Approvals. The waiting periods (and any extensions thereof), if any, applicable to the Merger pursuant to any of the Laws set forth in Section 7.1(c) of the Company Disclosure Letter will have expired or otherwise been terminated, or all requisite clearances, consents, and approvals pursuant thereto will have been obtained in each case, without the imposition, individually or in the aggregate, of a Burdensome Condition.

(d)          No Prohibitive Laws or Injunctions. No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, nor will any action have been taken by any Governmental Authority of competent jurisdiction, and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger, that in each case (i) prohibits, makes illegal, or enjoins (or seeks to prohibit, make illegal or enjoin) the consummation of the Merger or (ii) imposes or seeks to impose a Burdensome Condition.

7.2          Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger will be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a)          Representations and Warranties.

(i)          Other than the representations and warranties listed in Section 7.2(a)(ii), Section 7.2(a)(iii) and Section 7.2(a)(iv), the representations and warranties of the Company set forth in this Agreement will be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures to be true and correct that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii)            The representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4, the second sentence of Section 3.12(a) and Section 3.26 that (A) are not qualified by “material”, “materiality” or Company Material Adverse Effect will be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be so true and correct as of such earlier date); and (B) that are qualified by “material,” “materiality” or Company Material Adverse Effect will be true and correct (without disregarding such “material,” “materiality” or Company Material Adverse Effect qualifications) as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be so true and correct as of such earlier date).

(iii)            The representations and warranties set forth in Section 3.8(b) and Section 3.8(c) will be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date.

(iv)            The representations and warranties set forth in Section 3.7(a), the second sentence of Section 3.7(b), the second sentence of Section 3.7(c) and Section 3.7(d)(i)-(v) will be true and correct as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such inaccuracies that are de minimis in the aggregate (viewed in the context of the Company’s total capitalization).

(b)            Performance of Obligations of the Company. The Company will have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c)            Officer’s Certificate. Parent and Merger Sub will have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)            Company Material Adverse Effect. No Company Material Adverse Effect will have occurred after the date of this Agreement that is continuing.

7.3            Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a)            Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement will be true and correct as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for any such failure to be true and correct that would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)            Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub will have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c)            Officer’s Certificate. The Company will have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Article VIII
TERMINATION, AMENDMENT AND WAIVER

8.1            Termination. This Agreement may be validly terminated at any time prior to the Effective Time, whether prior to or after receipt of the Requisite Stockholder Approval (except as provided herein) only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)            by mutual written agreement of Parent and the Company;

(b)            by either Parent or the Company if (i) any permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, or any action has been taken by any Governmental Authority of competent jurisdiction, that, in each case, prohibits, makes illegal or enjoins the consummation of the Merger and has become final and non-appealable; or (ii) any statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger that prohibits, makes illegal or enjoins the consummation of the Merger (either of clause (i) or (ii), an “Injunction”), except that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available if the terminating Party’s material breach of any provision of this Agreement is the primary cause of the failure of the Merger to be consummated by the Termination Date;

(c)            by either Parent or the Company if the Effective Time has not occurred by 11:59 p.m., Pacific time, on January 18, 2023 (such time and date, the “Initial Termination Date”, and the Initial Termination Date, as it may be extended pursuant to this Section 8.1(c), the “Termination Date”), except that (i) if as of the Initial Termination Date all conditions to this Agreement are satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or waived (where permissible pursuant to applicable Law), other than the conditions set forth in Section 7.1(b), Section 7.1(c) or Section 7.1(d) (solely in connection with an Antitrust Law or Foreign Investment Law), then the Termination Date shall automatically be extended to 11:59 p.m., Pacific time, on April 18, 2023, and (ii) if as of 11:59 p.m., Pacific time, on April 18, 2023, all conditions to this Agreement are satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or waived (where permissible pursuant to applicable Law), other than the conditions set forth in Section 7.1(b), Section 7.1(c) or Section 7.1(d) (solely in connection with an Antitrust Law or Foreign Investment Law), then the Termination Date shall automatically be extended to 11:59 p.m., Pacific time, on July 18, 2023, unless, in the case of each of clauses (i) and (ii), Parent and the Company mutually agree prior to such time in writing that the Termination Date will not be so extended, it being understood that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available if the terminating Party’s material breach of any provision of this Agreement is the primary cause of the failure of the Merger to be consummated by the Termination Date;

(d)            by either Parent or the Company if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the adoption of this Agreement, except that the right to terminate this Agreement pursuant to this Section 8.1(d) will not be available to any Party whose material breach of any provision of this Agreement has been the primary cause of the failure to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof);

(e)            by Parent, if the Company has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would (if the Closing were scheduled to occur at such time) result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b), except that if such breach is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement prior to the delivery by Parent to the Company of written notice of such breach, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, delivered at least 30 days prior to such termination, or, if earlier, the Termination Date, it being understood that Parent will not be entitled to terminate this Agreement (i) if such breach has been cured prior to termination or (ii) if Parent itself is in breach of any provision of this Agreement or has failed to perform or comply with, or if there is any inaccuracy of, any of its representations, warranties, covenants or agreements set forth in this Agreement, and which breach, failure or inaccuracy would result in the failure of the conditions set forth in Section 7.3(a) or Section 7.3(b);

(f)            by Parent, if at any time the Company Board (or a committee thereof) has effected a Company Board Recommendation Change;

(g)            by the Company, if Parent or Merger Sub has breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would (if the Closing were scheduled to occur at such time) result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b), except that if such breach is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement prior to the delivery by the Company to Parent of written notice of such breach, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, delivered at least 30 days prior to such termination, or, if earlier, the Termination Date, it being understood that the Company will not be entitled to terminate this Agreement (i) if such breach has been cured prior to termination or (ii) if the Company itself is in breach of any provision of this Agreement or has failed to perform or comply with, or if there is any inaccuracy of, any of its representations, warranties, covenants or agreements set forth in this Agreement, and which breach, failure or inaccuracy would result in the failure of the conditions set forth in Section 7.2(a) or Section 7.2(b); or

(h)            by the Company, at any time prior to receiving the Requisite Stockholder Approval if (i) the Company has received a Superior Proposal; (ii) the Company Board has authorized the Company to enter into an Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal and the Company pays or causes to be paid to Parent (or its designee) the Company Termination Fee pursuant to Section 8.3(b)(iii); and (iii) the Company has complied with Section 5.3(d)(ii) with respect to such Superior Proposal.

8.2            Manner and Notice of Termination; Effect of Termination.

(a)            Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination pursuant to such provision.

(b)            Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, stockholder, director, officer, employee, affiliate, agent or other representative of such Party) to the other Parties, as applicable, except that Section 3.27, Section 4.10, Section 6.12, the reimbursement obligations of Parent set forth in Section 6.16(c), this Section 8.2, Section 8.3 and Article IX will each survive the termination of this Agreement. Notwithstanding the foregoing, nothing in this Agreement will relieve any Party from any liability for any willful breach of this Agreement. For purposes of this Agreement, “willful breach” means a material breach that is a consequence of an act taken by the breaching party, or the failure by the breaching party to take an act it is required to take under this Agreement, in each case with actual knowledge that the taking of, or the failure to take, such act would, or would be reasonably expected to, cause a breach of this Agreement. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3            Fees and Expenses.

(a)            General. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Merger will be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Paying Agent.

(b)            Company Termination Fee.

(i)              Future Transaction. If (A) this Agreement is terminated pursuant to (1) Section 8.1(c), and at the time of such termination, either (x) the Company Stockholder Meeting has not yet been held or (y) the condition in Section 7.1(b), Section 7.1(c) or Section 7.1(d) has not been satisfied and the primary cause of the failure of either such condition to be satisfied was a breach of any provision of this Agreement by the Company, (2) Section 8.1(d) or (3) Section 8.1(e); (B) following the execution and delivery of this Agreement and prior to such termination of this Agreement pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e) an Acquisition Proposal has been publicly announced (i) on or prior to the date of the Company Stockholder Meeting, with respect to any termination pursuant to Section 8.1(d) or (ii) on or prior to the date of such termination, with respect to any termination pursuant to Section 8.1(c) or Section 8.1(e); and (C) within one year of such termination of this Agreement pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e), either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction, then the Company will promptly (and in any event within two Business Days) after the earlier of the (1) entry into such definitive agreement or (2) consummation of such Acquisition Transaction pay to Parent (or its designee) an amount equal to $2,270,100,000 (the “Company Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b)(i), all references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(ii)             Company Board Recommendation Change. If this Agreement is terminated pursuant to Section 8.1(f), then the Company will promptly (and in any event within two Business Days) following such termination pay to Parent (or its designee) the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii)            Superior Proposal. If this Agreement is terminated pursuant to Section 8.1(h), then the Company will concurrently with such termination pay or cause to be paid to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(c)            Parent Termination Fee. If this Agreement is terminated pursuant to (x) Section 8.1(b) due to an Injunction arising from Antitrust Laws or (y) Section 8.1(c) and all conditions to this Agreement are satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or waived (where permissible pursuant to applicable Law), other than the conditions set forth in Section 7.1(b) or Section 7.1(d) (solely in connection with an Antitrust Law), and, in either case of clause (x) or (y), the Company is not then in material breach of any provision of this Agreement (provided that any breach by the Company that is the primary cause of the failure of any condition to this Agreement to be satisfied shall be considered a material breach), then Parent shall promptly pay (or cause to be paid) to the Company (i) if such termination notice is provided prior to January 18, 2023, an amount equal to $2,000,000,000, (ii) if such termination notice is provided after January 18, 2023, and prior to April 18, 2023, an amount equal to $2,500,000,000 or (iii) if such termination notice is provided at any time after April 18, 2023, an amount equal to $3,000,000,000 (any fee payable pursuant to clause (i), (ii) or (iii), the “Parent Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by Company.

(d)            Single Payment Only. The Parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee on more than one occasion and in no event will Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e)            Payments; Default. The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Merger, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if a Party fails to promptly pay any amount due pursuant to Section 8.3(b) or Section 8.3(c) and, in order to obtain such payment, the other Party commences a Legal Proceeding that results in a judgment against such Party for the amount set forth in Section 8.3(b) or Section 8.3(c) or any portion thereof, the Party that has failed to make such payment will pay to the other Party its out-of-pocket costs and expenses (including attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the annual rate of the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law.

8.4            Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Requisite Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval.

8.5            Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

Article IX
GENERAL PROVISIONS

9.1            Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement will terminate at the Effective Time, except for Section 3.27 and Section 4.10 and that any covenants that by their terms survive the Effective Time will survive the Effective Time in accordance with their respective terms.

9.2            Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (iii) immediately upon delivery by hand; or (iv) at the time sent (if sent before 5:00 p.m., addressee’s local time and on the next Business Day if sent after 5:00 p.m., addressee’s local time), if sent by email of a .pdf, .tif, .gif, .jpg or similar attachment; provided, that any notice provided by email shall state in such email that it is a notice delivered pursuant to this Section 9.2, in each case to the intended recipient as set forth below:

(a)            if to Parent or Merger Sub to:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

Attn:	Amy Hood
Keith R. Dolliver
Email:	amyhood@microsoft.com
keithd@microsoft.com

with a copy (which will not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn:	Alan M. Klein
Anthony F. Vernace
William J. Allen
Email:	aklein@stblaw.com
avernace@stblaw.com
william.allen@stblaw.com

(b)            if to the Company (prior to the Effective Time) to:

Activision Blizzard, Inc.

3100 Ocean Park Boulevard

Santa Monica, California 90405

Attn:	Grant Dixton
Email:	Grant.Dixton@activision.com

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301

Attn:	Kenton J. King
Sonia K. Nijjar
Email:	kenton.king@skadden.com
sonia.nijjar@skadden.com

Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address through a notice given in accordance with this Section 9.2, except that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3            Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, that, Parent and Merger Sub may assign any or all of their rights, interests and obligations to Affiliates of Parent or Merger Sub without the prior written approval of any other Party. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder.

9.4            Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed a non-disclosure agreement, dated December 6, 2021 (the “Confidentiality Agreement”), that will continue in full force and effect in accordance with its terms. Each of Parent, Merger Sub, the Company and their respective Representatives will hold and treat all documents and information concerning the other Parties furnished or made available to them or their respective Representatives in connection with the Merger in accordance with the Confidentiality Agreement.

9.5            Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement and the Company Disclosure Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

9.6            Third-Party Beneficiaries. Except as set forth in Section 6.8 and this Section 9.6, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by Section 6.8 and (b) from and after the Effective Time, the rights of the holders of shares of Company Common Stock, Company Options and Company Stock-Based Awards to receive the Merger Consideration set forth in Article II.

9.7            Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8            Remedies.

(a)            Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)            Specific Performance.

(i)            The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (A) they will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; and (B) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement.

(ii)            The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of the Company, Parent and Merger Sub pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

9.9            Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

9.10          Consent to Jurisdiction. Each of the Parties (a) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Merger, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, but nothing in this Section 9.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Chosen Courts in the event that any dispute or controversy arises out of this Agreement or the Merger; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Chosen Court; (d) agrees that any Legal Proceeding arising in connection with this Agreement or the Merger will be brought, tried and determined only in the Chosen Courts; (e) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it will not bring any Legal Proceeding relating to this Agreement or the Merger in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

9.11          WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER. EACH PARTY ACKNOWLEDGES AND AGREES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (b) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (c) IT MAKES THIS WAIVER VOLUNTARILY; AND (d) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12          Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by .pdf, ..tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.13          No Limitation. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative and that each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect and nothing set forth in any provision herein will (except to the extent expressly stated) in any way be deemed to limit the scope, applicability or effect of any other provision hereof.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

MICROSOFT CORPORATION

By:	/s/ Satya Nadella
Name: Satya Nadella
Title: Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

ANCHORAGE MERGER SUB INC.

By:	/s/ Keith R. Dolliver
Name: Keith R. Dolliver
Title: President and Treasurer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

ACTIVISION BLIZZARD, INC.

By:	/s/ Robert A. Kotick
Name: Robert A. Kotick
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

[See Attached]